SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Tab Products Co.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

873197 10 7
(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2001
(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on the following pages)

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Australia
--------- ----------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   263,700
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
        PERSON WITH          9      SOLE DISPOSITIVE POWER

                                     263,700
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          263,700 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.11%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio

--------- ----------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   263,700
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     263,700
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               263,700 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.11%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corp. 13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   263,700
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     263,700
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          263,700 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.11%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership 13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   263,700
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      -0-
         REPORTING            --------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     263,700
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          263,700 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.11%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

This Schedule 13D is being filed by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), and HS Morgan Corp., a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation"), whose principal executive offices are located at 2130 Gold Street, P. O. Box 649061, San Jose, California 95164-9061.

The 263,700 shares of Common Stock referenced in this Schedule 13D are owned of record by Hamilton Sorter, an indirect, wholly-owned subsidiary of HSMLP. HS Morgan is the sole general partner of HSMLP, and Mr. Cohen is the sole shareholder of HS Morgan.

Item 2.      Identity and Background.

     Phillip Ean Cohen
  Phillip Ean Cohen

  Morgan Schiff & Co., Inc., 350 Park Avenue, Eighth Floor, New York, New York 10022.

  Mr. Cohen is the sole owner of Morgan Schiff & Co., Inc., a brokerage and banking firm and NASD member firm. Mr. Cohen is also a private investor in a wide variety of businesses.

  Mr. Cohen, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Mr. Cohen, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Cohen being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of Australia.
      Hamilton Sorter Co, Inc.

Hamilton Sorter is an Ohio corporation engaged in the business of manufacturing and marketing office and mailroom furniture. Hamilton Sorter’s principal offices are located at 3158 Production Drive, Fairfield, Ohio, 45014. Hamilton Sorter has not been convicted in a criminal proceeding in the last five (5) years. During the last five (5) years, Hamilton Sorter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Hamilton Sorter being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding the officers and directors of Hamilton Sorter is set forth below:

     Thaddeus S. Jaroszewicz, Chief Executive Officer and Director
  Thaddeus S. Jaroszewicz

  3158 Production Drive, Fairfield Ohio, 45014, (513) 870-4424.

  Mr. Jaroszewicz is the Chief Executive Officer of Workstream Inc. and its principal subsidiaries, Hamilton Sorter Co., Inc. and New Maverick Desk Inc.

  Mr. Jaroszewicz, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Mr. Jaroszewicz, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Jaroszewicz being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of the United States.
     Mike Webster, President
  Mike Webster

  3158 Production Drive, Fairfield Ohio, 45014.

  Mr. Webster is the President of Hamilton Sorter Co., Inc. and New Maverick Desk Inc.

  Mr. Webster, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Mr. Webster, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Webster being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of the United States.
     Richard Mealey, Chief Financial Officer
  Richard Mealey

  3158 Production Drive, Fairfield Ohio, 45014.

  Mr. Mealey is the Chief Financial Officer of Hamilton Sorter Co., Inc.

  Mr. Mealey, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Mr. Mealey, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Mealey being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of the United States.
      James Van Der Zwaag, Controller and Secretary
  James Van Der Zwaag

  3158 Production Drive, Fairfield Ohio, 45014.

  Mr. Van Der Zwaag is the Controller and Secretary of Hamilton Sorter Co., Inc.

  Mr. Van Der Zwaag, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Mr. Van Der Zwaag, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Van Der Zwaag being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of the United States.
     David H. Pease III
  David H. Pease III

  1100 Rookwood Drive, Cincinnati, Ohio, 45208

  Mr. Pease is a private investor.

  Mr. Pease, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Mr. Pease, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Pease being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of the United States.
      HS Morgan Corp.

HS Morgan. is a Delaware corporation that is the general partner of the HS Morgan Limited Partnership. HS Morgan’s principal offices are located at 350 Park Avenue, Eighth Floor, New York, New York, 10022. HS Morgan has not been convicted in a criminal proceeding in the last five (5) years. During the last five (5) years, HS Morgan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in HS Morgan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding Philip Ean Cohen, sole shareholder and Chairman of HS Morgan, and Thaddeus S. Jaroszewicz, President of HS Morgan, is set forth above in this Item 2 under “Hamilton Sorter Co, Inc.” Information regarding Virginia D. Dodson, Secretary and Treasurer of HS Morgan Corp., is set forth below:

  Virginia D. Dodson

  c/o Morgan Schiff & Co., Inc., 350 Park Avenue, Eighth Floor, New York, New York, 10022.

  Ms. Dodson is Vice President & Secretary of Morgan Schiff & Co., Inc., a brokerage and banking firm that is an NASD member firm.

  Ms. Dodson, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Ms. Dodson, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Dodson being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizen of the United States.
      HS Morgan Limited Partnership.

HSMLP is a limited partnership that is the sole shareholder of Workstream Inc., the parent company of Hamilton Sorter Co., Inc. and New Maverick Desk Inc. Presently, HSMLP’s only investment is Workstream Inc. HSMLP’s principal offices are located at 350 Park Avenue, Eighth Floor, New York, New York, 10022. HSMLP has not been convicted in a criminal proceeding in the last five (5) years. During the last five (5) years, HSMLP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in HSMLP being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding HS Morgan, the sole general partner of HSMLP, is set forth above in this Item 2.

Item 3.         Source and Amount of Funds or Other Consideration.

The Filers have purchased Common Stock using the working capital of HSMLP’s wholly-owned subsidiaries and proceeds from a bank loan. See the loan agreement attached to this Schedule 13D as Exhibit 2.

The loan agreement enables Hamilton Sorter to borrow money from its bank, LaSalle National Bank, under formulas related to the value of Hamilton Sorter’s accounts receivable, inventory, fixed assets, and shares of stock in the issuer. The bank loan permits advances for purchase of Common Stock in an amount equal to 50% of the market price of the Common Stock, as reported daily on the American Stock Exchange, plus any amounts available under the formulas for Hamilton Sorter’s working capital line. The loan agreement presently permits Hamilton Sorter to invest up to an aggregate of $3,000,000 in shares of the Corporation and/or shares of another public company. The loan agreement requires that Hamilton Sorter pledge the securities of the Corporation that it owns as collateral for the loan. In addition, Hamilton Sorter may access working capital from Workstream Inc. and its other subsidiary, New Maverick Desk Inc.

Item 4.        Purpose of Transaction.

The Filers have acquired 263,700 shares of Common Stock in purchases made on the American Stock Exchange. The Filers made a proposal to the Corporation, in a letter to the Corporation’s Chairman, Mr. Hans Wolf dated January 26, 2001, to purchase all of the outstanding Common Stock for $4.00 per share. A copy of the letter is attached pursuant to Item 7 of this form.

The Filers’ bank has given a preliminary indication of its interest in financing the purchase of 100% of the Common Stock, subject to completion of due diligence, the approval of the Corporation’s Board of Directors of the transaction, and approval by the governing bodies of Hamilton Sorter, HSMLP and HS Morgan to proceed with the transaction.

The Corporation, through its representatives, TM Capital, a New York based investment banking firm, indicated on February 2, 2001, that it was not interested in pursuing discussions that would result in a sale of the Corporation or a merger transaction. Through its representatives, the Corporation indicated that its new Chief Executive was implementing a plan to turn around the Corporation’s operations and to improve the value of the Corporation’s Common Stock. The Corporation’s representative also indicated that the due diligence and financing clauses in the proposal letter were not acceptable terms on which to proceed with any further discussions.

The Filers have requested that their bank provide a commitment letter indicating the amount of financing and the terms of such financing that would be available to complete the proposed transaction with the Corporation.

If the Filers are unsuccessful in persuading the Corporation to enter into negotiations to complete a friendly cash merger transaction, the Filers may, among other things, solicit proxies to attempt to gain control of the Corporation’s Board of Directors. The Filers will attempt to contact other shareholders of the Corporation’s Common Stock to discuss their intentions.

The Filers retain the prerogative to purchase additional shares of the Corporation’s Common Stock, or to sell shares, in privately negotiated or market transactions, depending on market conditions. The Filers also reserve their rights to pursue other alternatives and retain their rights to change their plans at any time.

Item 5.         Interest in Securities of Issuer.

All 263,700 shares of Common Stock referenced in this Schedule 13D are owned of record by Hamilton Sorter. HSMLP is Hamilton Sorter’s ultimate parent entity, and HS Morgan is the sole general partner of HSMLP. Mr. Cohen is the sole shareholder of HS Morgan and, as such, is a controlling person of Hamilton Sorter. Information regarding the shares of Common Stock owned of record by Hamilton Sorter is set forth below:

  See page 2, nos. 11 and 13.
  See page 2, nos. 7-10.
  Hamilton Sorter made the following trades in market transactions in the last 60 days:
             Date                Shares Purchased            Price Per Share
     --------------------- -- ----------------------- --- -----------------------
     12/7/00                           14,600                     2.6250

     12/14/00                          22,300                     2.1141

     12/15/00                          27,000                     2.3333

     12/18/00                          20,000                     2.2500

     12/19/00                          20,000                     2.1875

     12/20/00                          40,000                     2.0938

     12/21/00                          10,000                     1.9375

     12/22/00                           3,400                     2.1250

     12/26/00                           7,100                     2.2236

     12/27/00                          21,000                     2.2452

     12/28/00                           1,400                     2.5000

     1/5/01                             5,000                     2.8750

     1/26/01                           20,100                     2.4963

     2/02/01                           14,000                     2.4718

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Other than the Loan Agreement with LaSalle National Bank, which requires that Hamilton Sorter Co., Inc. pledge the securities of the Corporation that it owns as collateral for a loan, and the Powers of Attorney filed as part of Item 7, none of the Filers have any contracts, arrangements, understandings or relationships with respect to any securities of the Corporation.

Item 7.        Material to be filed as Exhibits.

  Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934

  Loan and Security Agreement, as amended, with LaSalle National Bank

  Letter dated January 26, 2001

Dated:  February 8, 2001

                                         ______________________________________
                                         *Philip Ean Cohen

                                        HAMILTON SORTER CO., INC.,
                                        an Ohio corporation

                                        By:   /s/Thaddeus S. Jaroszewicz
                                            ____________________________________
                                        Title:  President

                                        HS MORGAN LIMITED PARTNERSHIP,
                                        a Delaware limited partnership

                                        By:  HS MORGAN CORP., the General Partner

                                        BY:   /s/Thaddeus S. Jaroszewicz
                                            ____________________________________
                                        Title:  President

                                        HS MORGAN CORP.

                                        BY:   /s/Thaddeus S. Jaroszewicz
                                            ____________________________________
                                        Title:  President

                                        *By: /s/Thaddeus S. Jaroszewicz
                                            ____________________________________
                                            Attorney-in-Fact

EXHIBIT 1
POWER OF ATTORNEY AND JOINT FILING AGREEMENT

        I, PHILLIP EAN COHEN, do hereby appoint EDWARD E. STEINER and THADDEUS S. JAROSZEWICZ, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me with respect to the common stock of Tab Products Co. pursuant to Section 13(d) of the Securities Exchange Act of 1934.

        I also agree that, as required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, that any filings or amendments thereto made by me pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock of Tab Products Co. shall also be filed on behalf of Hamilton Sorter Co., Inc., an Ohio corporation, HS Morgan Limited Partnership, a Delaware limited partnership, and HS Morgan Corp., a Delaware corporation.

        IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of February, 2001.

/s/ Phillip Ean Cohen

PHILLIP EAN COHEN

EXHIBIT 1
POWER OF ATTORNEY AND JOINT FILING AGREEMENT

         HAMILTON SORTER CO., INC., an Ohio corporation (the "Company"), hereby appoints EDWARD E. STEINER, as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by the Company with respect to the common stock of Tab Products Co. pursuant to Section 13(d) of the Securities Exchange Act of 1934.

        The Company also agrees that, as required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, that any filings or amendments thereto made by the Company pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock of Tab Products Co. shall also be filed on behalf of Mr. Phillip Ean Cohen, HS Morgan Limited Partnership, a Delaware limited partnership, and HS Morgan Corp., a Delaware corporation.

        IN WITNESS WHEREOF, the Company has caused this Power of Attorney and Joint Filing Agreement to be duly executed by its authorized representative this 7th day of February, 2001.

HAMILTON SORTER CO., INC.

By: /s/ Thaddeus S. Jaroszewicz

Thaddeus S. Jaroszewicz
President

POWER OF ATTORNEY AND JOINT FILING AGREEMENT

        HS MORGAN CORP., a Delaware corporation (the “Company”), hereby appoints EDWARD E. STEINER as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by the Company with respect to the common stock of Tab Products Co. pursuant to Section 13(d) of the Securities Exchange Act of 1934.

         The Company also agrees that, as required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, that any filings or amendments thereto made by the Company pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock of Tab Products Co. shall also be filed on behalf of Mr. Phillip Ean Cohen, Hamilton Sorter Co., Inc., an Ohio corporation, and HS Morgan Limited Partnership, a Delaware limited partnership.

        IN WITNESS WHEREOF, the Company has caused this Power of Attorney and Joint Filing Agreement to be duly executed by its authorized representative this 7th day of February, 2001.

HS MORGAN CORP.

By: /s/ Thaddeus S. Jaroszewicz

Thaddeus S. Jaroszewicz
President

POWER OF ATTORNEY AND JOINT FILING AGREEMENT

        HS MORGAN LIMITED PARTNERSHIP, a Delaware limited partnership (the “Partnership”), hereby appoints EDWARD E. STEINER as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by the Partnership with respect to the common stock of Tab Products Co. pursuant to Section 13(d) of the Securities Exchange Act of 1934.

         The Partnership also agrees that, as required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, that any filings or amendments thereto made by the Partnership pursuant to Section 13(d) of the Securities Exchange Act of 1934 with respect to the common stock of Tab Products Co. shall also be filed on behalf of Mr. Phillip Ean Cohen, Hamilton Sorter Co., Inc., an Ohio corporation, and HS Morgan Corp., a Delaware corporation.

        IN WITNESS WHEREOF, the Partnership has caused this Power of Attorney and Joint Filing Agreement to be duly executed by its authorized representative this 7th day of February, 2001.

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By: HS MORGAN CORP.,
the General Partner

By: /s/ Thaddeus S. Jaroszewicz

Thaddeus S. Jaroszewicz
President

EXHIBIT 2

LOAN AND SECURITY AGREEMENT

        THIS LOAN AND SECURITY AGREEMENT (this “Agreement”) made this 28th day of March, 1997 by and between LASALLE NATIONAL BANK, a national banking association (“Bank”), 135 South LaSalle Street, Chicago, Illinois 60603-4105, and Hamilton Sorter Co., Inc., 3158 Production Drive, Fairfield, Ohio 45014 (“Borrower”) [Insert entity designation(s) and address(es) of principal place of business].

WITNESSETH:

        WHEREAS, Borrower may, from time to time, request Loans from Bank, and the parties wish to provide for the terms and conditions upon which such Loans, if made by Bank, shall be made;

        NOW, THEREFORE, in consideration of any Loan (including any Loan by renewal or extension) hereafter made to Borrower by Bank, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Borrower, the parties agree as follows:

1.     DEFINITIONS.
  “Account,” “Account Debtor,” “Chattel Paper,” “Documents,” “Equipment,” “General Intangibles,” “Goods,” “Instruments,” “Inventory,” and “Investment Property” shall have the respective meanings assigned to such terms, as of the date of this Agreement, in the Illinois Uniform Commercial Code.

  “Affiliate” shall mean any Person directly or indirectly controlling, controlled by or under common control with Borrower.

  “Collateral” shall mean all of the property of Borrower described in paragraph 4 hereof, together with all other real or personal property of any Obligor or any other Person now or hereafter pledged to Bank to secure, either directly or indirectly, repayment of any of the Liabilities.

  “Eligible Account” shall mean an Account owing to Borrower which is acceptable to Bank in its sole discretion for lending purposes. Without limiting Bank’s discretion, Bank shall, in general, consider an Account to be an Eligible Account if it meets, and so long as it continues to meet, the following requirements:

             (i)     it is genuine and in all respects what it purports to be;

             (ii)      it is owned by Borrower, Borrower has the right to subject it to a security interest in favor of Bank or assign it to Bank and it is subject to a first priority perfected security interest in favor of Bank and to no other claim, lien, security interest or encumbrance whatsoever, other than Permitted Liens;

             (iii)      it arises from (A) the performance of services by Borrower and such services have been fully performed and acknowledged and accepted by the Account Debtor thereunder; or (B) the sale or lease of Goods by Borrower, and such Goods have been completed in accordance with the Account Debtor’s specifications (if any) and delivered to and accepted by the Account Debtor, such Account Debtor has not refused to accept any of the Goods, returned or offered to return any of the Goods which are the subject of such Account, and Borrower has possession of, or Borrower has delivered to Bank (at Bank’s request), shipping and delivery receipts evidencing delivery of such Goods; provided, however, that absent the occurrence of an Event of Default, Bank will consider up to $100,000.00 in the aggregate of Accounts with respect to which Inventory has been completed but is to be installed and to which the Account Debtor is the United States of America or any department, agency, or instrumentality thereof for inclusion in Eligible Accounts;

             (iv)      it is evidenced by an invoice rendered to the Account Debtor thereunder, is due and payable within ninety (90) days after the date of the invoice and does not remain unpaid ninety (90) days past the invoice date thereof; provided, however, that with respect to Accounts in which the Account Debtor is the United States of America or any department, agency or instrumentality thereof, it is evidenced by an invoice rendered to the Account Debtor thereunder, is due and payable within one hundred twenty (120) days after the date of the invoice and does not remain unpaid one hundred twenty (120) days past the invoice thereof; provided, further however, that if more than twenty-five percent ( 25%) of the aggregate dollar amount of invoices owing by a particular Account Debtor remain unpaid ninety (90) days (or one hundred twenty (120) days with respect to Accounts in which the Account Debtor is the United States of America or any department, agency or instrumentality thereof), after the respective invoice dates thereof, then all Accounts owing by that Account Debtor shall be deemed ineligible;

             (v)      it is a valid, legally enforceable and unconditional obligation of the Account Debtor thereunder, and is not subject to setoff, counterclaim, credit, allowance or adjustment by such Account Debtor, or to any claim by such Account Debtor denying liability thereunder in whole or in part;

             (vi)      it does not arise out of a contract or order which fails in any material respect to comply with the requirements of applicable law;

             (vii)      the Account Debtor thereunder is not a director, officer, employee or agent of Borrower, or a Subsidiary, Parent or Affiliate;

             (viii)      it is not an Account with respect to which the Account Debtor is the United States of America or any department, agency or instrumentality thereof, unless Borrower assigns its right to payment of such Account to Bank pursuant to, and in full compliance with, the Assignment of Claims Act of 1940, as amended; provided, however, that absent the occurrence of an Event of Default, Bank will consider up to the lesser of (i) $3,000,000.00 in the aggregate of such Accounts and (ii) 50% of the aggregate of Borrower’s Accounts (whether or not such Accounts constitute Eligible Accounts) for inclusion in Eligible Accounts without compliance with such Act;

             (ix)      it is not an Account with respect to which the Account Debtor is located in a state which requires Borrower, as a precondition to commencing or maintaining an action in the courts of that state, either to (A) receive a certificate of authority to do business and be in good standing in such state; or (B) file a notice of business activities report or similar report with such state’s taxing authority, unless (x) Borrower has taken one of the actions described in clauses (A) or (B); (y) the failure to take one of the actions described in either clause (A) or (B) may be cured retroactively by Borrower at its election; or (z) Borrower has proven, to Bank’s satisfaction, that it is exempt from any such requirements under any such state’s laws;

             (x)      it is an Account which arises out of a sale made in the ordinary course of Borrower's business;

             (xi)      the Account Debtor is a resident or citizen of, and is located within, the United States of America or the following Provinces of Canada: British Columbia, Alberta, Saskatchewan, Manitoba, Ontario or New Brunswick;

             (xii)      it is not an Account with respect to which the Account Debtor’s obligation to pay is conditional upon the Account Debtor’s approval of the Goods or services or is otherwise subject to any repurchase obligation or return right, as with sales made on a bill-and-hold, guaranteed sale, sale on approval, sale or return or consignment basis;

             (xiii)      it is not an Account (A) with respect to which any representation or warranty contained in this Agreement is untrue; or (B) which violates any of the covenants of Borrower contained in this Agreement;

             (xiv)      it is not an Account which, when added to a particular Account Debtor’s other indebtedness to Borrower, exceeds a credit limit determined by Bank in its sole discretion for that Account Debtor (except that Accounts excluded from Eligible Accounts solely by reason of this subparagraph 1(d)(xiv) shall be Eligible Accounts to the extent of such credit limit); and

             (xv)      it is not an Account with respect to which the prospect of payment or performance by the Account Debtor is or will be impaired, as determined by Bank in its sole discretion.

  “Eligible Inventory” shall mean Inventory of Borrower which is acceptable to Bank in its sole discretion for lending purposes. Without limiting Bank’s discretion, Bank shall, in general, consider Inventory to be Eligible Inventory if it meets, and so long as it continues to meet, the following requirements:

             (i)      is owned by Borrower, Borrower has the right to subject it to a security interest in favor of Bank and it is subject to a first priority perfected security interest in favor of Bank and to no other claim, lien, security interest or encumbrance whatsoever, other than Permitted Liens;

             (ii)      it is located on the premises listed on Exhibit B and is not in transit;

             (iii)      if held for sale or lease or furnishing under contracts of service, it is (except as Bank may otherwise consent in writing) new and unused and free from defects which would, in Bank’s sole determination, affect its market value;

             (iv)      it is not stored with a bailee, consignee, warehouseman, processor or similar party unless Bank has given its prior written approval and Borrower has caused any such bailee, consignee, warehouseman, processor or similar party to issue and deliver to Bank, in form and substance acceptable to Bank, such Uniform Commercial Code financing statements, warehouse receipts, waivers and other documents as Bank shall require;

             (v)      Bank has determined in accordance with Bank's customary business practices that it is not unacceptable due to age, type, category or quantity; and

             (vi)      (vi) it is not Inventory (A) with respect to which any of the representations and warranties contained in this Agreement are untrue; or (B) which violates any of the covenants of Borrower contained in this Agreement.

  “Environmental Laws” shall mean all federal, state, district, local and foreign laws, rules, regulations, ordinances, and consent decrees relating to health, safety, hazardous substances, pollution and environmental matters, as now or at any time hereafter in effect, applicable to the Borrower’s business or facilities owned or operated by Borrower, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contamination, chemicals, or hazardous, toxic or dangerous substances, materials or wastes into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

  “Event of Default” shall have the meaning specified in paragraph 12 hereof.

  “Exhibit A” shall mean the exhibit entitled Exhibit A - Special Provisions which is attached hereto and made a part hereof.

  “Exhibit B” shall mean the exhibit entitled Exhibit B - Business and Collateral Locations which is attached hereto and made a part hereof.

  “Hazardous Materials” shall mean any hazardous, toxic or dangerous substance, materials and wastes, including, without limitation, hydrocarbons (including naturally occurring or man-made petroleum and hydrocarbons), flammable explosives, asbestos, urea formaldehyde insulation, radioactive materials, biological substances, polychlorinated biphenyls, pesticides, herbicides and any other kind and/or type of pollutants or contaminants (including, without limitation, materials which include hazardous constituents), sewage, sludge, industrial slag, solvents and/or any other similar substances, materials, or wastes and including any other substances, materials or wastes that are or become regulated under any Environmental Law (including, without limitation any that are or become classified as hazardous or toxic under any Environmental Law).

  “Indemnified Party” shall have the meaning specified in paragraph 14 hereof.

  “Letter of Credit” shall mean any letter of credit issued by Bank on behalf of Borrower.

  “Liabilities” shall mean any and all obligations, liabilities and indebtedness of Borrower to Bank or to any parent, affiliate or subsidiary of Bank of any and every kind and nature, howsoever created, arising or evidenced and howsoever owned, held or acquired, whether now or hereafter existing, whether now due or to become due, whether primary, secondary, direct, indirect, absolute, contingent or otherwise (including, without limitation, obligations of performance), whether several, joint or joint and several, and whether arising or existing under written or oral agreement or by operation of law.

  “Loans” shall mean all loans and advances made by Bank to or on behalf of Borrower hereunder.

  “Loan Limit” shall have the meaning specified in paragraph 1 of Exhibit A.

  “Lock Box” and “Lock Box Account” shall have the meanings specified in paragraph 7 hereof.

  “Obligor” shall mean Borrower and each other Person who is or shall become primarily or secondarily liable for any of the Liabilities.

  “Original Term” shall have the meaning specified in paragraph 9 hereof.

  “Other Agreements” shall mean all agreements, instruments and documents, other than this Agreement, including, without limitation, guaranties, mortgages, trust deeds, pledges, powers of attorney, consents, assignments, contracts, notices, security agreements, leases, financing statements and all other writings heretofore, now or from time to time hereafter executed by or on behalf of Borrower or any other Person and delivered to Bank or to any parent, affiliate or subsidiary of Bank in connection with the Liabilities or the transactions contemplated hereby.

  “Parent” shall mean any Person now or at any time or times hereafter owning or controlling (alone or with any other Person) at least a majority of the issued and outstanding equity of Borrower and, if Borrower is a partnership, the general partner of Borrower.

  “Permitted Liens” shall mean (i) statutory liens of landlords, carriers, warehousemen, processors, mechanics, materialmen or suppliers incurred in the ordinary course of business and securing amounts not yet due or declared to be due by the claimant thereunder; (ii) liens or security interests in favor of Bank; (iii) zoning restrictions and easements, licenses, covenants and other restrictions affecting the use of real property that do not individually or in the aggregate have a material adverse effect on Borrower’s ability to use such real property for its intended purpose in connection with Borrower’s business; and (iv) liens specifically permitted by Bank in writing.

  “Person” shall mean any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or foreign or United States government (whether federal, state, county, city, municipal or otherwise), including, without limitation, any instrumentality, division, agency, body or department thereof.

  “Renewal Term” shall have the meaning specified in paragraph 9 hereof.

  “Subsidiary” shall mean any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time stock of any other class of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by Borrower or by any partnership, or joint venture or limited liability company of which more than fifty percent (50%) of the outstanding equity interests are at the time, directly or indirectly, owned by Borrower or of which Borrower is a general partner.

  “Tangible Net Worth” shall have the meaning specified in subparagraph 11(o) hereof.

2.     LOANS.     Subject to the terms and conditions of this Agreement (including Exhibit A) and the Other Agreements, during the Original Term and any Renewal Term, Bank shall, absent the occurrence of an Event of Default, make such Loans to Borrower as Borrower shall from time to time request. The aggregate unpaid principal of all Loans outstanding at any one time shall not exceed the Loan Limit set forth in Exhibit A and shall bear interest at the rates set forth in Exhibit A. All Liabilities shall be repaid in full upon the earlier to occur of (i) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term and (ii) the acceleration of the Liabilities pursuant to Paragraph 13 of this Agreement. If at any time the outstanding principal balance of the Loans exceeds the Loan Limit, or any portion of the Loans exceeds any applicable sublimit set forth in Exhibit A, Borrower shall immediately, and without the necessity of a demand by Bank, pay to Bank such amount as may be necessary to eliminate such excess and Bank shall apply such payment to the Liabilities in such order as Bank shall determine in its sole discretion. Borrower hereby authorizes Bank, in its sole discretion, to charge any of Borrower’s accounts or advance Loans to make any payments of principal, interest, fees, costs and expenses required by this Agreement. All Loans shall, in Bank’s sole discretion, be evidenced by one or more promissory notes in form and substance satisfactory to Bank. However, if such Loans are not so evidenced, such Loans may be evidenced solely by entries upon the books and records maintained by Bank.

3.     FEES AND CHARGES.     Borrower shall pay to Bank, in addition to all other amounts payable hereunder, the fees and charges set forth in Exhibit A. It is the intent of the parties that the rate of interest and the other charges to Borrower under this Agreement shall be lawful; therefore, if for any reason the interest or other charges payable under this Agreement are found by a court of competent jurisdiction, in a final determination, to exceed the limit which Bank may lawfully charge Borrower, then the obligation to pay interest and other charges shall automatically be reduced to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to Borrower.

4.     GRANT OF SECURITY INTEREST TO BANK.     As security for the payment of all Loans now or in the future made by Bank to Borrower hereunder and for the payment or other satisfaction of all other Liabilities, Borrower hereby assigns to Bank and grants to Bank a continuing security interest in the following property of Borrower, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located: (a) all Accounts (whether or not Eligible Accounts) and all Goods whose sale, lease or other disposition by Borrower has given rise to Accounts and have been returned to, or repossessed or stopped in transit by, Borrower; (b) all Chattel Paper, Instruments, Documents and General Intangibles (including, without limitation, all patents, patent applications, trademarks, trademark applications, tradenames, trade secrets, goodwill, copyrights, copyright applications, registrations, licenses, (to the extent assignable) franchises, customer lists, tax refund claims, claims against carriers and shippers, guarantee claims, contracts rights, security interests, security deposits and any rights to indemnification); (c) all Inventory (whether or not Eligible Inventory); (d) all Goods (other than Inventory), including, without limitation, Equipment, vehicles and fixtures; (e) all Investment Property; (f) all deposits and cash; (g) any other property of Borrower now or hereafter in the possession, custody or control of Bank or any agent or any parent, affiliate or subsidiary of Bank or any participant with Bank in the Loans for any purpose (whether for safekeeping, deposit, collection, custody, pledge, transmission or otherwise) and (h) all additions and accessions to, substitutions for, and replacements, products and proceeds of the foregoing property, including, without limitation, proceeds of all insurance policies insuring the foregoing property, and all of Borrower’s books and records relating to any of the foregoing and to Borrower’s business.

5.     PRESERVATION OF COLLATERAL AND PERFECTION OF SECURITY INTERESTS THEREIN.     Borrower shall, at Bank’s request, at any time and from time to time, execute and deliver to Bank such financing statements, documents and other agreements and instruments (and pay the cost of filing or recording the same in all public offices deemed necessary or desirable by Bank) and do such other acts and things as Bank may deem necessary or desirable in its sole discretion in order to establish and maintain a valid, attached and perfected security interest in the Collateral in favor of Bank (free and clear of all other liens, claims, encumbrances and rights of third parties whatsoever, whether voluntarily or involuntarily created, except Permitted Liens) to secure payment of the Liabilities, and in order to facilitate the collection of the Collateral. Borrower irrevocably hereby makes, constitutes and appoints Bank (and all Persons designated by Bank for that purpose) as Borrower’s true and lawful attorney and agent-in-fact to execute such financing statements, documents and other agreements and instruments and do such other acts and things as may be necessary to preserve and perfect Bank’s security interest in the Collateral. Borrower further agrees that a carbon, photographic, photostatic or other reproduction of this Agreement or of a financing statement shall be sufficient as a financing statement.

6.     POSSESSION OF COLLATERAL AND RELATED MATTERS.     Until an Event of Default has occurred, Borrower shall have the right, except as otherwise provided in this Agreement, in the ordinary course of Borrower’s business, to (a) sell, lease or furnish under contracts of service any of Borrower’s Inventory normally held by Borrower for any such purpose; and (b) use and consume any raw materials, work in process or other materials normally held by Borrower for such purpose; provided, however, that a sale in the ordinary course of business shall not include any transfer or sale in satisfaction, partial or complete, of a debt owed by Borrower.

7.      COLLECTIONS.

  Borrower shall direct all of its Account Debtors to make all payments on the Accounts directly to a post office box (the “Lock Box”) designated by, and under the exclusive control of, Bank or another financial institution acceptable to Bank. Borrower shall establish an account (the “Lock Box Account”) in Bank’s name with Bank or such other financial institution acceptable to Bank, into which all payments received in the Lock Box shall be deposited, and into which Borrower will immediately deposit all payments received by Borrower for Inventory or services in the identical form in which such payments were received, whether by cash or check. If Borrower, any Affiliate or Subsidiary, or any shareholder, officer, director, employee or agent of Borrower or any Affiliate or Subsidiary, or any other Person acting for or in concert with Borrower shall receive any monies, checks, notes, drafts or other payments relating to or as proceeds of Accounts or other Collateral, Borrower and each such Person shall receive all such items in trust for, and as the sole and exclusive property of, Bank and, immediately upon receipt thereof, shall remit the same (or cause the same to be remitted) in kind to the Lock Box Account. If the Lock Box Account is not established with Bank, the financial institution with which the Lock Box Account is established shall acknowledge and agree, in a manner satisfactory to Bank, that the amounts on deposit in such Lock Box Account are the sole and exclusive property of Bank, that such financial institution has no right to setoff against the Lock Box Account or against any other account maintained by such financial institution into which the contents of the Lock Box Account are transferred, and that such financial institution shall wire, or otherwise transfer in immediately available funds in a manner satisfactory to Bank, funds deposited in the Lock Box Account on a daily basis as such funds are collected. Borrower agrees that all payments made to such Lock Box Account or otherwise received by Bank, whether in respect of the Accounts or as proceeds of other Collateral or otherwise, will be applied on account of the Liabilities in accordance with the terms of this Agreement. If the Lock Box Account is established with Bank, Borrower agrees to pay all fees, costs and expenses in connection with opening and maintaining the Lock Box Account and depositing for collection by Bank any check or other item of payment received by Bank on account of the Liabilities. All of such fees, costs and expenses shall constitute Loans hereunder, shall be payable to Bank by Borrower upon demand, and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder. All checks, drafts, instruments and other items of payment or proceeds of Collateral shall be endorsed by Borrower to Bank, and, if that endorsement of any such item shall not be made for any reason, Bank is hereby irrevocably authorized to endorse the same on Borrower’s behalf. For the purpose of this paragraph, Borrower irrevocably hereby makes, constitutes and appoints Bank (and all Persons designated by Bank for that purpose) as Borrower’s true and lawful attorney and agent-in-fact (i) to endorse Borrower’s name upon said items of payment and/or proceeds of Collateral and upon any Chattel Paper, Document, Instrument, invoice or similar document or agreement relating to any Account of Borrower or Goods pertaining thereto; (ii) to take control in any manner of any item of payment or proceeds thereof and (iii) to have access to any lock box or postal box into which any of Borrower’s mail is deposited, and open and process all mail addressed to Borrower and deposited therein.

  Bank may, at any time and from time to time after the occurrence of an Event of Default, whether before or after notification to any Account Debtor and whether before or after the maturity of any of the Liabilities, (i) enforce collection of any of Borrower’s Accounts or other amounts owed to Borrower by suit or otherwise; (ii) exercise all of Borrower’s rights and remedies with respect to proceedings brought to collect any Accounts or other amounts owed to Borrower; (iii) surrender, release or exchange all or any part of any Accounts or other amounts owed to Borrower, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder; (iv) sell or assign any Account of Borrower or other amount owed to Borrower upon such terms, for such amount and at such time or times as Bank deems advisable; (v) prepare, file and sign Borrower’s name on any proof of claim in bankruptcy or other similar document against any Account Debtor or other Person obligated to Borrower; and (vi) do all other acts and things which are necessary, in Bank’s sole discretion, to fulfill Borrower’s obligations under this Agreement and to allow Bank to collect the Accounts or other amounts owed to Borrower. In addition to any other provision hereof, Bank may at any time, after the occurrence of an Event of Default, at Borrower’s expense, notify any parties obligated on any of the Accounts to make payment directly to Bank of any amounts due or to become due thereunder.

  For purposes of calculating interest, Bank shall, within two (2) business days after receipt by Bank at its office in Chicago, Illinois of (i) checks and (ii) cash or other immediately available funds from collections of items of payment and proceeds of any Collateral, apply the whole or any part of such collections or proceeds against the Liabilities in such order as Bank shall determine in its sole discretion. For purposes of determining the amount of Loans available for borrowing purposes, (i) checks and (ii) cash or other immediately available funds from collections of items of payment and proceeds of any Collateral shall be applied in whole or in part against the Liabilities, in such order as Bank shall determine in its sole discretion, on the day of receipt, subject to actual collection.

  Bank, in its sole discretion, without waiving or releasing any obligation, liability or duty of Borrower under this Agreement or the Other Agreements or any Event of Default, may at any time or times hereafter, but shall not be obligated to, pay, acquire or accept an assignment of any security interest, lien, encumbrance or claim asserted by any Person in, upon or against the Collateral. All sums paid by Bank in respect thereof and all costs, fees and expenses including, without limitation, reasonable attorney fees, all court costs and all other charges relating thereto incurred by Bank shall constitute Loans, payable by Borrower to Bank on demand and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder.

  Promptly upon Borrower’s receipt of any portion of the Collateral evidenced by an agreement, Instrument or Document, including, without limitation, any Chattel Paper, Borrower shall deliver the original thereof to Bank together with an appropriate endorsement or other specific evidence of assignment thereof to Bank (in form and substance acceptable to Bank). If an endorsement or assignment of any such items shall not be made for any reason, Bank is hereby irrevocably authorized, as Borrower’s attorney and agent-in-fact, to endorse or assign the same on Borrower’s behalf.
8.     SCHEDULES AND REPORTS.
  Within fifteen (15) days after the close of each fiscal month, and at such other times as may be requested by Bank from time to time hereafter, Borrower shall deliver to Bank (i) a schedule identifying each Account and which Accounts constitute Eligible Accounts together with copies of the invoices when requested by Bank (with evidence of shipment attached) pertaining to each such Account, for the month (or other applicable period) immediately preceding; and (ii) such additional schedules, certificates, reports and information with respect to the Collateral as Bank may from time to time reasonably require. Bank, through its officers, employees or agents, shall have the right, at any time and from time to time in Bank’s name, in the name of a nominee of Bank or in Borrower’s name, to verify the validity, amount or any other matter relating to any of Borrower’s Accounts, by mail, telephone, telegraph or otherwise. Borrower shall reimburse Bank, on demand, for all costs, fees and expenses incurred by Bank in this regard.

  Without limiting the generality of the foregoing, Borrower shall deliver to Bank, at least once a month (or more frequently when requested by Bank), a report with respect to Borrower’s Inventory. Borrower shall immediately notify Bank of any event causing loss or depreciation in value of Borrower’s Inventory (other than normal depreciation occurring in the ordinary course of business).

  All schedules, certificates, reports and other items delivered by Borrower to Bank hereunder shall be executed by an authorized representative of Borrower and shall be in such form and contain such information as Bank shall specify.

9.     TERMINATION.     This Agreement shall be in effect from the date hereof until March 28, 2000 (the “Original Term”) and shall automatically renew itself from year to year thereafter (each such one-year renewal being referred to herein as a “Renewal Term”) unless (a) the due date of the Liabilities is accelerated pursuant to paragraph 13 hereof; or (b) Borrower or Bank elects to terminate this Agreement at the end of the Original Term or at the end of any Renewal Term by giving the other party written notice of such election at least ninety (90) days prior to the end of the Original Term or the then current Renewal Term in which case Borrower shall pay all of the Liabilities in full on the last day of such term. If one or more of the events specified in clauses (a) and (b) occurs, then (i) Bank shall not make any additional Loans on or after the date identified as the date on which the Liabilities are to be repaid; and (ii) this Agreement shall terminate on the date thereafter that the Liabilities are paid in full. At such time as Borrower has repaid all of the Liabilities and this Agreement has terminated, Borrower shall deliver to Bank a release, in form and substance satisfactory to Bank, of all obligations and liabilities of Bank and its officers, directors, employees, agents, parents, subsidiaries and affiliates to Borrower, and if Borrower is obtaining new financing from another lender, Borrower shall deliver such lender’s indemnification of Bank, in form and substance satisfactory to Bank, for checks which Bank has credited to Borrower’s account, but which subsequently are dishonored for any reason. If, during the term of this Agreement, Borrower prepays all or any portion of the Liabilities from any source other than income from the ordinary course operations of Borrower’s business.

10.     REPRESENTATIONS, WARRANTIES AND COVENANTS.      Borrower hereby represents, warrants and covenants that:

  the financial statements delivered or to be delivered by Borrower to Bank at or prior to the date of this Agreement and at all times subsequent thereto accurately reflect in all material respects the financial condition of Borrower, and there has been no material adverse change in the financial condition, the operations or any other status of Borrower since the date of the financial statements delivered to Bank most recently prior to the date of this Agreement;

  (i) the office where Borrower keeps its books, records and accounts (or copies thereof) concerning the Collateral, Borrower’s principal place of business and all of Borrower’s other places of business, locations of Collateral and post office boxes are as set forth in Exhibit B; and (ii) Borrower shall promptly (but in no event less than ten (10) days prior thereto) advise Bank in writing of the proposed opening of any new place of business or new location of Collateral, the closing of any existing place of business or location of Collateral, any change in the location of Borrower’s books, records and accounts (or copies thereof) or the opening or closing of any post office box of Borrower;

  the Collateral, including, without limitation, the Equipment (except any part thereof which Borrower shall have advised Bank in writing consists of Collateral normally used in more than one state) is and shall be kept, or, in the case of vehicles, based, only at the addresses set forth on Exhibit B, and at other locations within the continental United States of which Bank has been advised by Borrower in writing;

  if any of the Collateral consists of Goods of a type normally used in more than one state, whether or not actually so used, (i) Borrower shallimmediately give written notice to Bank of any use of any such Goods in any state other than a state in which Borrower has previously advised Bank such Goods shall be used and (ii) such Goods shall not, unless Bank shall otherwise consent in writing, be used outside of the continental United States;

  Borrower has not made, and shall not make, any loans or advances to any Affiliate or other Person except for advances to employees, officers and directors of Borrower for travel and other expenses arising in the ordinary course of Borrower’s business provided that such advances do not exceed $125,000.00 in the aggregate;

  each Account or item of Inventory which Borrower shall, expressly or by implication, request Bank to classify as an Eligible Account or as Eligible Inventory, respectively, shall, as of the time when such request is made, conform in all respects to the requirements of such classification as set forth in the respective definitions of “Eligible Account” and “Eligible Inventory” as set forth herein and as otherwise established by Bank from time to time, and Borrower shall promptly notify Bank in writing if any such Eligible Account or Eligible Inventory shall subsequently become ineligible;

  Borrower is and shall at all times during the Original Term or any Renewal Term be the lawful owner of all Collateral now purportedly owned or hereafter purportedly acquired by Borrower, free from all liens, claims, security interests and encumbrances whatsoever, whether voluntarily or involuntarily created and whether or not perfected, other than the Permitted Liens;

  Borrower has the right and power and is duly authorized and empowered to enter into, execute and deliver this Agreement and the Other Agreements and perform its obligations hereunder and thereunder. Borrower’s execution, delivery and performance of this Agreement and the Other Agreements does not and shall not conflict with the provisions of any statute, regulation, ordinance or rule of law, or any agreement, contract or other document which may now or hereafter be binding on Borrower, and Borrower’s execution, delivery and performance of this Agreement and the Other Agreements shall not result in the imposition of any lien or other encumbrance upon any of Borrower’s property under any existing indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument by which Borrower or any of its property may be bound or affected;

  there are no actions or proceedings which are pending or threatened against Borrower which might result in any material adverse change in its financial condition or materially adversely affect the Collateral and Borrower shall, promptly upon becoming aware of any such pending or threatened action or proceeding, give written notice thereof to Bank;

  (i) Borrower has obtained and shall maintain all licenses, authorizations, approvals and permits, the lack of which would have a material adverse effect on the operation of its business; and (ii) Borrower is and shall remain in compliance in all material respects with all applicable federal, state, local and foreign statutes, orders, regulations, rules and ordinances (including, without limitation, Environmental Laws and statutes, orders, regulations, rules and ordinances relating to taxes, employer and employee contributions and similar items, securities, ERISA (as herein-after defined) or employee health and safety) the failure to comply with which would have a material adverse effect on its business, property, assets, operations or condition, financial or otherwise;

  all written information now, heretofore or hereafter furnished by Borrower to Bank is and shall be true and correct in all material respects as of the date with respect to which such information, was or is furnished;

  Borrower is not conducting, permitting or suffering to be conducted, nor shall it conduct, permit or suffer to be conducted, any activities pursuant to or in connection with which any of the Collateral is now, or will (while any Liabilities remain outstanding) be owned by any Affiliate; provided, however, that Borrower may enter into transactions with Affiliates for the purchase or sale of Inventory or services in the ordinary course of business pursuant to terms that are no less favorable to Borrower than the terms upon which such transfers or transactions would have been made had they been made to or with a Person that is not an Affiliate and, in connection therewith, may transfer cash or property to Affiliates for fair value;

  Borrower’s name has always been as set forth on the first page of this Agreement and Borrower uses no tradenames or division names in the operation of its business, except as otherwise disclosed in writing to Bank; Borrower shall notify Bank in writing within ten (10) days of the change of its name or the use of any tradenames or division names not previously disclosed to Bank in writing;

  with respect to Borrower’s Equipment: (i) subject to Permitted Liens, Borrower has good and indefeasible and merchantable title to and ownership of all Equipment; (ii) Borrower shall keep and maintain the Equipment in good operating condition and repair and shall make all necessary replacements thereof and repairs thereto so that the value and operating efficiency thereof shall at all times be preserved and maintained; (iii) Borrower shall not permit any such items to become a fixture to real estate unless Bank is able to obtain a first priority perfected security interest in such Equipment or an accession to other personal property; and (iv) Borrower, promptly on demand by Bank, shall deliver to Bank any and all evidence of ownership of, including, without limitation, certificates of title and applications of title to, any of the Equipment;

  this Agreement and the Other Agreements to which Borrower is a party are the legal, valid and binding obligations of Borrower and are enforceable against Borrower in accordance with their respective terms;

  Borrower is and shall remain solvent, is and shall be able to pay its debts as they become due, has and shall continue to have capital sufficient to carry on its business, now owns and shall continue to own property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay its debts, and will not be rendered insolvent by the execution and delivery of this Agreement or any of the Other Agreements or by completion of the transactions contemplated hereunder or thereunder;

  Borrower is not now obligated, nor shall it create, incur, assume or become obligated (directly or indirectly), for any loans or other indebtedness for borrowed money other than the Loans, except that Borrower may (i) borrow money from a Person other than Bank on an unsecured and subordinated basis if a subordination agreement in favor of Bank and in form and substance satisfactory to Bank is executed and delivered to Bank relative thereto; (ii) maintain any present indebtedness to any Person which has been disclosed to Bank in writing and consented to in writing by Bank; (iii) incur unsecured indebtedness to trade creditors in the ordinary course of Borrower’s business; (iv) incur purchase money indebtedness or capitalized lease obligations in connection with capital expenditures pursuant to subparagraph 11(q) of this Agreement; and (v) incur other lease obligations requiring payments not to exceed 250,000,.00 during any fiscal year of Borrower;

  Borrower does not own any margin securities, and none of the proceeds of the Loans hereunder shall be used for the purpose of purchasing or carrying any margin securities or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase any margin securities or for any other purpose not permitted by Regulation G or Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time;

  except as otherwise disclosed in writing to Bank, Borrower has no Parents, Subsidiaries or other Affiliates or divisions, nor is Borrower engaged in any joint venture or partnership with any other Person;

  if Borrower is a corporation, limited liability company or partnership, Borrower is duly organized, validly existing and in good standing in its state of organization and Borrower is duly qualified and in good standing in all states where the nature and extent of the business transacted by it or the ownership of its assets makes such qualification necessary or, if Borrower is not so qualified, Borrower may cure any such failure without losing any of its rights or affecting Bank’s rights;

  Borrower is not in default under any material contract, lease or commitment to which it is a party or by which it is bound, nor does Borrower know of any dispute regarding any contract, lease or commitment which is material to the continued financial success and well-being of Borrower;

  there are no controversies pending or threatened between Borrower and any of its employees, other than employee grievances arising in the ordinary course of business which are not, in the aggregate, material to the continued financial success and well-being of Borrower, and Borrower is in compliance in all material respects with all federal and state laws respecting employment and employment terms, conditions and practices;

  Borrower possesses, and shall continue to possess, adequate licenses, patents, patent applications, copyrights, service marks, trademarks, trademark applications, tradestyles and tradenames to continue to conduct its business as heretofore conducted by it;

  (i) Borrower has not generated, used, stored, treated, transported, manufactured, handled, produced or disposed of any Hazardous Materials, on or off its premises (whether or not owned by it) in any manner which at any time violates any Environmental Law or any license, permit, certificate, approval or similar authorization thereunder and the operations of the Borrower comply in all material respects with all Environmental Laws and all licenses, permits, certificates, approvals and similar authorizations thereunder; (ii) there has been no investigation, proceeding, complaint, order, directive, claim, citation or notice by any governmental authority or any other Person, nor is any pending or to the best of the Borrower’s knowledge threatened, and Borrower shall immediately notify Bank upon becoming aware of any such investigation, proceeding, complaint, order, directive, claim, citation or notice and take prompt and appropriate actions to respond thereto, with respect to any non-compliance with or violation of the requirements of any Environmental Law by the Borrower or the release, spill or discharge, threatened or actual, of any Hazardous Material or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials or any other environmental, health or safety matter, which affects the Borrower or its business, operations or assets or any properties at which the Borrower has transported, stored or disposed of any Hazardous Materials; (iii) Borrower has no material liability (contingent or otherwise) in connection with a release, spill or discharge, threatened or actual, of any Hazardous Materials or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials; and (iv) without limiting the generality of the foregoing, Borrower shall, following the determination by Bank that there is non-compliance, or any condition which requires any action by or on behalf of Borrower in order to avoid any non-compliance, with any Environmental Law, at Borrower’s expense, cause an independent environmental engineer acceptable to Bank to conduct such tests of the relevant site as are appropriate and prepare and deliver a report setting forth the result of such tests, a proposed plan for remediation and an estimate of the costs thereof; and

  Borrower has paid and discharged, and shall at all times hereafter promptly pay and discharge all obligations and liabilities arising under the Employee Retirement Income Security Act of 1974 (as amended, modified or restated from time to time, “ERISA”) of a character which if unpaid or unperformed might result in the imposition of a lien against any of its properties or assets and will promptly notify the Bank of (i) the occurrence of any “reportable event” (as defined in ERISA) which might result in the termination by the Pension Benefit Guaranty Corporation (“PBGC”) of any employee benefit plan (“Plan”) covering any officers or employees of the Borrower, any benefits of which are, or are required to be, guaranteed by PBGC; (ii) receipt of any notice from PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor and (iii) its intention to terminate or withdraw from any Plan; provided, that Borrower shall not terminate any Plan or withdraw therefrom if such withdrawal or termination shall result in any liability to Borrower.

Borrower represents, warrants and covenants to Bank that all representations, and warranties of Borrower contained in this Agreement (whether appearing in paragraphs 10 or 11 hereof or elsewhere) shall be true at the time of Borrower’s execution of this Agreement, shall survive the execution, delivery and acceptance hereof by the parties hereto and the closing of the transactions described herein or related hereto, shall remain true until the repayment in full and satisfaction of all of the Liabilities and termination of this Agreement, and shall be remade by Borrower at the time each Loan is made pursuant to this Agreement, provided, that representations and warranties made as of a particular date shall be true and correct as of such date.

11.     ADDITIONAL COVENANTS OF BORROWER.      Until payment and satisfaction in full of all Liabilities and termination of this Agreement, unless Borrower obtains Bank's prior written consent waiving or modifying any of Borrower's covenants hereunder in any specific instance, Borrower agrees as follows:

  Borrower shall at all times keep accurate (in all material respects) and complete books, records and accounts with respect to all of Borrower’s business activities, in accordance with sound accounting practices and generally accepted accounting principles consistently applied, and shall keep such books, records and accounts, and any copies thereof, only at the addresses indicated for such purpose on Exhibit B;

  Borrower agrees to deliver to Bank the following financial information, all of which shall be prepared in accordance with generally accepted accounting principles consistently applied: (i) no later than twenty (20) days after each fiscal month, copies of internally prepared financial statements, including, without limitation, balance sheets and statements of income, retained earnings and cash flow of Borrower, certified by the Chief Financial Officer of Borrower; (ii) no later than thirty (30) days after the end of each of the first three fiscal quarters of Borrower’s fiscal year a balance sheet, operating statement and reconciliation of surplus of Borrower, which quarterly financial statements may be unaudited but shall be certified by the Chief Financial Officer of Borrower and (iii) no later than ninety (90) days after the end of each of Borrower’s fiscal years, audited annual financial statements with an unqualified opinion by independent certified public accountants selected by Borrower and reasonably satisfactory to Bank, and copies of any management letters sent to the Borrower by such accountants;

  Borrower shall promptly advise Bank in writing of any material adverse change in the business, assets or condition, financial or otherwise, of Borrower, the occurrence of any Event of Default hereunder or the occurrence of any event which, if uncured, will become an Event of Default hereunder after notice or lapse of time (or both);

  Bank, or any Persons designated by it, shall have the right, at any time, to call at Borrower’s places of business at any reasonable times, and, without hindrance or delay, to inspect the Collateral and to inspect, audit, check and make extracts from Borrower’s books, records, journals, orders, receipts and any correspondence and other data relating to Borrower’s business, the Collateral or any transactions between the parties hereto, and shall have the right to make such verification concerning Borrower’s business as Bank may consider reasonable under the circumstances. Borrower shall furnish to Bank such information relevant to Bank’s rights under this Agreement as Bank shall at any time and from time to time request. Borrower authorizes Bank to discuss the affairs, finances and business of Borrower with any officers, employees or directors of Borrower or with any Affiliate or the officers, employees or directors of any Affiliate, and to discuss the financial condition of Borrower with Borrower’s independent public accountants. Any such discussions shall be without liability to Bank or to Borrower’s independent public accountants. Borrower shall pay to Bank all customary fees and out-of-pocket expenses incurred by Bank in the exercise of its rights hereunder, and all of such fees and expenses shall constitute Loans hereunder, shall be payable on demand and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder;

  Borrower shall:

             (i)      keep the Collateral properly housed and insured for the full insurable value thereof against loss or damage by fire, theft, explosion, sprinklers, collision (in the case of motor vehicles) and such other risks as are customarily insured against by Persons engaged in businesses similar to that of Borrower, with such companies, in such amounts, with such deductibles, and under policies in such form as shall be satisfactory to Bank. Original (or certified) copies of such policies of insurance have been or shall be delivered to Bank within ninety (90) days after the date hereof, together with evidence of payment of all premiums therefor, and shall contain an endorsement, in form and substance acceptable to Bank, showing loss under such insurance policies payable to Bank. Such endorsement, or an independent instrument furnished to Bank, shall provide that the insurance company shall give Bank at least thirty (30) days written notice before any such policy of insurance is altered or canceled and that no act, whether willful or negligent, or default of Borrower or any other Person shall affect the right of Bank to recover under such policy of insurance in case of loss or damage. In addition, Borrower shall cause to be executed and delivered to Bank an assignment of proceeds of its business interruption insurance policies. Borrower hereby directs all insurers under all policies of insurance to pay all proceeds payable thereunder directly to Bank. Borrower irrevocably makes, constitutes and appoints Bank (and all officers, employees or agents designated by Bank) as Borrower’s true and lawful attorney (and agent-in-fact) for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the name of Borrower on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and making all determinations and decisions with respect to such policies of insurance, provided, however, that if no Event of Default shall have occurred, Borrower may make, settle and adjust claims involving less than $10,000.00 in the aggregate without Bank’s consent; and

             (ii)      maintain, at its expense, such public liability and third party property damage insurance as is customary for Persons engaged in businesses similar to that of Borrower with such companies and in such amounts, with such deductibles and under policies in such form as shall be satisfactory to Bank and original (or certified) copies of such policies have been or shall be delivered to Bank within ninety (90) days after the date hereof, together with evidence of payment of all premiums therefor; each such policy shall contain an endorsement showing Bank as additional insured thereunder and providing that the insurance company shall give Bank at least thirty (30) days written notice before any such policy shall be altered or canceled.

  If Borrower at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay any premium relating thereto, then Bank, without waiving or releasing any obligation or default by Borrower hereunder, may (but shall be under no obligation to) obtain and maintain such policies of insurance and pay such premiums and take such other actions with respect thereto as Bank deems advisable. All sums disbursed by Bank in connection with any such actions, including, without limitation, court costs, expenses, other charges relating thereto and reasonable attorneys’ fees, shall constitute Loans hereunder, shall be payable on demand by Borrower to Bank and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder;

  Borrower shall not use the Collateral, or any part thereof, in any unlawful business or for any unlawful purpose or use or maintain any of the Collateral in any manner that does or could result in material damage to the environment or a violation of any applicable environmental laws, rules or regulations; shall keep the Collateral in good condition, repair and order ordinary wear and tear excepted; shall permit Bank to examine any of the Collateral at any time and wherever the Collateral may be located; shall not permit the Collateral, or any part thereof, to be levied upon under execution, attachment, distraint or other legal process; shall not sell, lease, grant a security interest in or otherwise dispose of any of the Collateral except as expressly permitted by this Agreement; shall not settle or adjust any Account identified by Borrower as an Eligible Account or with respect to which the Account Debtor is an Affiliate without the consent of Bank, provided, that following the occurrence of an Event of Default, Borrower shall not settle or adjust any Account without the consent of Bank; and shall not secrete or abandon any of the Collateral, or remove or permit removal of any of the Collateral from any of the locations listed on Exhibit B, except for the removal of Inventory sold in the ordinary course of Borrower’s business as permitted herein;

  all monies and other property obtained by Borrower from Bank pursuant to this Agreement shall be used solely for business purposes of Borrower;

  Borrower shall, at the request of Bank, indicate on its records concerning the Collateral a notation, in form satisfactory to Bank, of the security interest of Bank hereunder;

  Borrower shall file all required tax returns and pay all of its taxes when due, including, without limitation, taxes imposed by federal, state or municipal agencies, and shall cause any liens for taxes to be promptly released; provided, that Borrower shall have the right to contest the payment of such taxes in good faith by appropriate proceedings so long as (i) the amount so contested is shown on Borrower’s financial statements; (ii) the contesting of any such payment does not give rise to a lien for taxes; (iii) Borrower keeps on deposit with Bank (such deposit to be held without interest) an amount of money which, in the sole judgment of Bank, is sufficient to pay such taxes and any interest or penalties that may accrue thereon; and (iv) if Borrower fails to prosecute such contest with reasonable diligence, Bank may apply the money so deposited in payment of such taxes. If Borrower fails to pay any such taxes and in the absence of any such contest by Borrower, Bank may (but shall be under no obligation to) advance and pay any sums required to pay any such taxes and/or to secure the release of any lien therefor, and any sums so advanced by Bank shall constitute Loans hereunder, shall be payable by Borrower to Bank on demand, and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder;

  Borrower shall not assume, guarantee or endorse, or otherwise become liable in connection with, the obligations of any Person, except by endorsement of instruments for deposit or collection or similar transactions in the ordinary course of business;

  Borrower shall not (i) enter into any merger or consolidation; (ii) subject to Exhibit A, sell, lease or otherwise dispose of any of its assets other than in the ordinary course of business; (iii) purchase all or substantially all of the assets of any Person or division of such Person; or (iv) enter into any other transaction outside the ordinary course of Borrower’s business, including, without limitation, any purchase, redemption or retirement of any shares of any class of its stock or any other equity interest, and any issuance of any shares of, or warrants or other rights to receive or purchase any shares of, any class of its stock or any other equity interest;

  Borrower shall not declare or pay any dividend or other distribution (whether in cash or in kind) on any class of its stock (if Borrower is a corporation) or on account of any equity interest in Borrower (if Borrower is a partnership, limited liability company or other type of entity);

  Borrower shall not purchase or otherwise acquire, or contract to purchase or otherwise acquire, the obligations or stock of any Person, other than direct obligations of the United States;

  Borrower shall not amend its organizational documents or change its fiscal year where such actions would have an adverse effect on the Borrower’s business, property, assets, operations or condition, financial or otherwise, as determined by Bank in its sole discretion, provided that Bank receives ten (10) days prior written notice of such amendment or change, or enter into a new line of business materially different from Borrower’s current business;

  See Exhibit A. “Tangible Net Worth” being defined for purposes of this subparagraph with respect to any Person, as such Person’s shareholders’ equity (including retained earnings) less the book value of all intangible assets as determined solely by Bank on a consistent basis plus the amount of any LIFO reserve plus the amount of any debt subordinated to Bank, all as determined under generally accepted accounting principles applied on a basis consistent with the consolidated financial statement of Borrower and Workstream Inc. dated January 31, 1997 except as set forth herein;

  Borrower shall reimburse Bank for all costs and expenses, including, without limitation, legal expenses and reasonable attorneys’ fees, incurred by Bank in connection with the (i) documentation and consummation of this transaction and any other transactions between Borrower and Bank, including, without limitation, Uniform Commercial Code and other public record searches and filings, overnight courier or other express or messenger delivery, appraisal costs, surveys, title insurance and environmental audit or review costs; (ii) collection, protection or enforcement of any rights in or to the Collateral; (iii) collection of any Liabilities; and (iv) administration and enforcement of any of Bank’s rights under this Agreement. Borrower shall also pay all normal service charges with respect to all accounts maintained by Borrower with Bank and for any additional services requested by Borrower from Bank. All such costs, expenses and charges shall constitute Loans hereunder, shall be payable by Borrower to Bank on demand, and, until paid, shall bear interest at the highest rate then applicable to Loans hereunder. Notwithstanding the foregoing, Bank shall bear all costs of perfection with respect to Accounts set forth at subparagraph 1(d) (viii) of this Agreement absent the occurrence of an Event of Default;

  Borrower shall not purchase or otherwise acquire (including, without limitation, acquisition by way of capitalized lease), or commit to purchase or acquire, any fixed asset if, after giving effect to such purchase or other acquisition, the aggregate cost of all such fixed assets purchased or otherwise acquired would exceed $1,000,000.00 in the aggregate during fiscal years 1998, 1999, and 2000 of Borrower and $500,000.00 during any fiscal year thereafter; and

  Neither Borrower nor any Affiliate shall use any portion of the proceeds of the Loans, either directly or indirectly, for the purpose of (i) purchasing any securities underwritten or privately placed by ABN AMRO Securities (USA) Inc. (“AASI”), an affiliate of Bank, or (ii) purchasing from AASI any securities in which AASI makes a market, or (iii) refinancing or making payments of principal, interest or dividends on any securities issued by Borrower or any Affiliate, and underwritten, privately placed or dealt in by AASI.

12.     DEFAULT.     The occurrence of any one or more of the following events shall constitute an "Event of Default" by Borrower hereunder:

  the failure of any Obligor to pay when due, declared due, or demanded by Bank, any of the Liabilities;

  the failure of any Obligor to perform, keep or observe any of the covenants, conditions, promises, agreements or obligations of such Obligor under this Agreement or any of the Other Agreements, provided that any such failure by Borrower under subparagraphs 10(b)(ii), 10(g) (but only with respect to involuntarily created liens, claims, security interests and encumbrances) and 10(j)(i) of this Agreement shall not constitute an Event of Default hereunder until the fifteenth (15th) day following written notice thereof. Bank agrees to endeavor to provide a copy of such notice of default to the law firm of Keating, Muething & Klekamp, P.L.L. by mail at the mailing address of 1800 President Tower, One East Fourth Street, Cincinnati, Ohio 45282, or by facsimile transmission at facsimile number (513)-579-6457. Failure of Bank to provide such copy of notice of default shall not impair Bank’s rights hereunder.

  the failure of any Obligor to perform, keep or observe any of the covenants, conditions, promises, agreements or obligations of such Obligor under any other agreement with any Person if such failure may have a material adverse effect on such Obligor’s business, property, assets, operations or condition, financial or otherwise;

  the making or furnishing by any Obligor to Bank of any representation, warranty, certificate, schedule, report or other communication within or in connection with this Agreement or the Other Agreements or in connection with any other agreement between such Obligor and Bank, which is untrue or misleading in any material respect as of the date made;

  the loss, theft, damage or destruction of, or (except as permitted hereby) sale, lease or furnishing under a contract of service of, any of the Collateral;

  the creation (whether voluntary or involuntary) of, or any attempt to create, any lien or other encumbrance upon any of the Collateral, other than the Permitted Liens, or the making or any attempt to make any levy, seizure or attachment thereof, provided, that with respect to states in which creditors may obtain a prejudgment attachment without notice, such attachment shall be an Event of Default only if the attachment remains in effect for ten (10) days;

  the commencement of any proceedings in bankruptcy by or against any Obligor or for the liquidation or reorganization of any Obligor, or alleging that such Obligor is insolvent or unable to pay its debts as they mature, or for the readjustment or arrangement of any Obligor’s debts, whether under the United States Bankruptcy Code or under any other law, whether state or federal, now or hereafter existing for the relief of debtors, or the commencement of any analogous statutory or non-statutory proceedings involving any Obligor; provided, however, that if such commencement of proceedings against such Obligor is involuntary, such action shall not constitute an Event of Default unless such proceedings are not dismissed within sixty (60) days after the commencement of such proceedings;

  the appointment of a receiver or trustee for any Obligor, for any of the Collateral or for any substantial part of any Obligor’s assets or the institution of any proceedings for the dissolution, or the full or partial liquidation, or the merger or consolidation, of any Obligor which is a corporation, limited liability company or a partnership; provided, however, that if such appointment or commencement of proceedings against such Obligor is involuntary, such action shall not constitute an Event of Default unless such appointment is not revoked or such proceedings are not dismissed within sixty (60) days after the commencement of such proceedings;

  the entry of any judgment or order against any Obligor which remains unsatisfied or undischarged and in effect for thirty (30) days after such entry without a stay of enforcement or execution;

  the death of any Obligor who is a natural Person, or of any general partner of any Obligor which is a partnership, or any member of a limited liability company or the dissolution of any Obligor which is a partnership, limited liability company or corporation;

  the occurrence of an event of default under, or the revocation or termination of, any agreement, instrument or document executed and delivered by any Person to Bank pursuant to which such Person has guaranteed to Bank the payment of all or any of the Liabilities or has granted Bank a security interest in or lien upon some or all of such Person’s real and/or personal property to secure the payment of all or any of the Liabilities;

  the institution in any court of a criminal proceeding for which the possibility of a forfeiture of assets exists against any Obligor, or the indictment of any Obligor for any crime other than traffic and boating tickets and misdemeanors not punishable by jail terms; and

  a material adverse change in the business, assets or condition, financial or otherwise, of Borrower shall have occurred.

13.     REMEDIES UPON AN EVENT OF DEFAULT.

  Upon the occurrence of an Event of Default described in subparagraph 12(g) hereof, all of Borrower’s Liabilities shall immediately and automatically become due and payable, without notice of any kind. Upon the occurrence of any other Event of Default, all Liabilities may, at the option of Bank, and without demand, notice or legal process of any kind, be declared, and immediately shall become, due and payable.

  Upon the occurrence of an Event of Default, Bank may exercise from time to time any rights and remedies available to it under the Uniform Commercial Code and any other applicable law in addition to, and not in lieu of, any rights and remedies expressly granted in this Agreement or in any of the Other Agreements and all of Bank’s rights and remedies shall be cumulative and non-exclusive to the extent permitted by law. In particular, but not by way of limitation of the foregoing, Bank may, without notice, demand or legal process of any kind, take possession of any or all of the Collateral (in addition to Collateral of which it already has possession), wherever it may be found, and for that purpose may pursue the same wherever it may be found, and may enter onto any of Borrower’s premises where any of the Collateral may be, and search for, take possession of, remove, keep and store any of the Collateral until the same shall be sold or otherwise disposed of, and Bank shall have the right to store the same at any of Borrower’s premises without cost to Bank. At Bank’s request, Borrower shall, at Borrower’s expense, assemble the Collateral and make it available to Bank at one or more places to be designated by Bank and reasonably convenient to Bank and Borrower. Borrower recognizes that if Borrower fails to perform, observe or discharge any of its Liabilities under this Agreement or the Other Agreements, no remedy at law will provide adequate relief to Bank, and agrees that Bank shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages. Any notification of intended disposition of any of the Collateral required by law will be deemed reasonably and properly given if given at least five (5) calendar days before such disposition. Any proceeds of any disposition by Bank of any of the Collateral may be applied by Bank to the payment of expenses in connection with the Collateral, including, without limitation, legal expenses and reasonable attorneys’ fees, and any balance of such proceeds may be applied by Bank toward the payment of such of the Liabilities, and in such order of application, as Bank may from time to time elect.

14.     INDEMNIFICATION.     Borrower agrees to defend (with counsel satisfactory to Bank), protect, indemnify and hold harmless Bank, each affiliate or subsidiary of Bank, and each of their respective officers, directors, employees, attorneys and agents (each an “Indemnified Party”) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature (including, without limitation, the disbursements and the reasonable fees of counsel for each Indemnified Party in connection with any investigative, administrative or judicial proceeding, whether or not the Indemnified Party shall be designated a party thereto), which may be imposed on, incurred by, or asserted against, any Indemnified Party (whether direct, indirect or consequential and whether based on any federal, state or local laws or regulations, including, without limitation, securities, Environmental Laws and commercial laws and regulations, under common law or in equity, or based on contract or otherwise) in any manner relating to or arising out of this Agreement or any Other Agreement, or any act, event or transaction related or attendant thereto, the making or issuance and the management of the Loans or any Letters of Credit or the use or intended use of the proceeds of the Loans or any Letters of Credit; provided, however, that Borrower shall not have any obligation hereunder to any Indemnified Party with respect to matters caused by or resulting from the willful misconduct or gross negligence of such Indemnified Party. To the extent that the undertaking to indemnify set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, Borrower shall satisfy such undertaking to the maximum extent permitted by applicable law. Any liability, obligation, loss, damage, penalty, cost or expense covered by this indemnity shall be paid to each Indemnified Party on demand, and, failing prompt payment, shall, together with interest thereon at the highest rate then applicable to Loans hereunder from the date incurred by each Indemnified Party until paid by Borrower, be added to the Liabilities of Borrower and be secured by the Collateral. The provisions of this paragraph 14 shall survive the satisfaction and payment of the other Liabilities and the termination of this Agreement.

15.     NOTICE.     All written notices and other written communications with respect to this Agreement shall be sent by ordinary, certified or overnight mail, by telecopy or delivered in person, and in the case of Bank shall be sent to it at 135 South LaSalle Street, Chicago, Illinois 60603-4105, Attention: Asset Based Lending Division, and in the case of Borrower shall be sent to it at its principal place of business set forth on the first page of this Agreement or as otherwise directed by Borrower in writing.

16.     CHOICE OF GOVERNING LAW; CONSTRUCTION; FORUM SELECTION.     This Agreement and the Other Agreements are submitted by Borrower to Bank for Bank’s acceptance or rejection at Bank’s principal place of business as an offer by Borrower to borrow monies from Bank now and from time to time hereafter, and shall not be binding upon Bank or become effective until accepted by Bank, in writing, at said place of business. If so accepted by Bank, this Agreement and the Other Agreements shall be deemed to have been made at said place of business. THIS AGREEMENT AND THE OTHER AGREEMENTS SHALL BE GOVERNED AND CONTROLLED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS AS TO INTERPRETATION, ENFORCEMENT, VALIDITY, CONSTRUCTION, EFFECT, AND IN ALL OTHER RESPECTS, INCLUDING, WITHOUT LIMITATION, THE LEGALITY OF THE INTEREST RATE AND OTHER CHARGES, BUT EXCLUDING PERFECTION OF THE SECURITY INTERESTS IN COLLATERAL LOCATED OUTSIDE OF THE STATE OF ILLINOIS, WHICH SHALL BE GOVERNED AND CONTROLLED BY THE LAWS OF THE RELEVANT JURISDICTION IN WHICH SUCH COLLATERAL IS LOCATED. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or remaining provisions of this Agreement.

To induce Bank to accept this Agreement, Borrower irrevocably agrees that, subject to Bank’s sole and absolute election, ALL ACTIONS OR PROCEEDINGS IN ANY WAY, MANNER OR RESPECT ARISING OUT OF OR FROM OR RELATED TO THIS AGREEMENT, THE OTHER AGREEMENTS OR THE COLLATERAL SHALL BE LITIGATED IN COURTS HAVING SITUS WITHIN THE CITY OF CHICAGO, STATE OF ILLINOIS. BORROWER HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURTS LOCATED WITHIN SAID CITY AND STATE. Borrower hereby irrevocably appoints and designates the Secretary of State of Illinois, whose address is Springfield, Illinois (or any other person having and maintaining a place of business in such state whom Borrower may from time to time hereafter designate upon ten (10) days written notice to Bank and whom Bank has agreed in its sole discretion in writing is satisfactory and who has executed an agreement in form and substance satisfactory to Bank agreeing to act as such attorney and agent), as Borrower’s true and lawful attorney and duly authorized agent for acceptance of service of legal process. Borrower agrees that service of such process upon such person shall constitute personal service of such process upon Borrower. BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRANSFER OR CHANGE THE VENUE OF ANY LITIGATION BROUGHT AGAINST BORROWER BY BANK IN ACCORDANCE WITH THIS PARAGRAPH.

17.     MODIFICATION AND BENEFIT OF AGREEMENT.     This Agreement and the Other Agreements may not be modified, altered or amended except by an agreement in writing signed by Borrower or such other person who is a party to such Other Agreement and Bank. Borrower may not sell, assign or transfer this Agreement, or the Other Agreements or any portion thereof, including, without limitation, Borrower’s rights, titles, interest, remedies, powers or duties hereunder and thereunder. Borrower hereby consents to Bank’s sale, assignment, transfer or other disposition, at any time and from time to time hereafter, of this Agreement, or the Other Agreements, or of any portion thereof, or participations therein, including, without limitation, Bank’s rights, titles, interest, remedies, powers and/or duties and agrees that it shall execute and deliver such documents as Bank may request in connection with any such sale, assignment, transfer or other disposition.

18.     HEADINGS OF SUBDIVISIONS.     The headings of subdivisions in this Agreement are for convenience of reference only, and shall not govern the interpretation of any of the provisions of this Agreement.

19.     POWER OF ATTORNEY.     Borrower acknowledges and agrees that its appointment of Bank as its attorney and agent-in-fact for the purposes specified in this Agreement is an appointment coupled with an interest and shall be irrevocable until all of the Liabilities are satisfied and paid in full and this Agreement is terminated.

20.     CONFIDENTIALITY.     Borrower and Bank hereby agree and acknowledge that any and all information relating to Borrower which is (i) furnished by Borrower to Bank (or to any affiliate of Bank); and (ii) non-public, confidential or proprietary in nature, shall be kept confidential by Bank or such affiliate in accordance with applicable law, provided, however, that such information and other credit information relating to Borrower may be distributed by Bank or such affiliate to Bank’s or such affiliate’s directors, officers, employees, attorneys, affiliates, assignees, participants, auditors and regulators, and upon the order of a court or other governmental agency having jurisdiction over Bank or such affiliate, to any other party. Borrower and Bank further agree that this provision shall survive the termination of this Agreement.

21.     WAIVER OF JURY TRIAL; OTHER WAIVERS.

  BORROWER AND BANK EACH HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING WHICH PERTAINS DIRECTLY OR INDIRECTLY TO THIS AGREEMENT, ANY OF THE OTHER AGREEMENTS, THE LIABILITIES, THE COLLATERAL, ANY ALLEGED TORTIOUS CONDUCT BY BORROWER OR BANK OR WHICH, IN ANY WAY, DIRECTLY OR INDIRECTLY, ARISES OUT OF OR RELATES TO THE RELATIONSHIP BETWEEN BORROWER AND BANK. IN NO EVENT SHALL BANK BE LIABLE FOR LOST PROFITS OR OTHER SPECIAL OR CONSEQUENTIAL DAMAGES.

  Borrower hereby waives demand, presentment, protest and notice of nonpayment, and further waives the benefit of all valuation, appraisal and exemption laws.

  BORROWER HEREBY WAIVES ALL RIGHTS TO NOTICE AND HEARING OF ANY KIND PRIOR TO THE EXERCISE BY BANK OF ITS RIGHTS TO REPOSSESS THE COLLATERAL OF BORROWER WITHOUT JUDICIAL PROCESS OR TO REPLEVY, ATTACH OR LEVY UPON SUCH COLLATERAL.

  Bank’s failure, at any time or times hereafter, to require strict performance by Borrower of any provision of this Agreement or any of the Other Agreements shall not waive, affect or diminish any right of Bank thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Bank of an Event of Default under this Agreement or any default under any of the Other Agreements shall not suspend, waive or affect any other Event of Default under this Agreement or any other default under any of the Other Agreements, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. No delay on the part of Bank in the exercise of any right or remedy under this Agreement or any Other Agreement shall preclude other or further exercise thereof or the exercise of any right or remedy. None of the undertakings, agreements, warranties, covenants and representations of Borrower contained in this Agreement or any of the Other Agreements and no Event of Default under this Agreement or default under any of the Other Agreements shall be deemed to have been suspended or waived by Bank unless such suspension or waiver is in writing, signed by a duly authorized officer of Bank and directed to Borrower specifying such suspension or waiver.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the 28th day of March, 1997.

HAMILTON SORTER CO., INC.                                    LASALLE NATIONAL BANK

By_____________________________                            By____________________________

Title____________________________                          Title___________________________

                         and

By_____________________________

Title:__________________________

EXHIBIT A-SPECIAL PROVISIONS

Attached to and made a part of that certain Loan and Security Agreement of even date herewith between Hamilton Sorter Co., Inc. ("Borrower") and LaSalle National Bank ("Bank").

CREDIT TERMS

(1)        LOAN LIMIT: Subject to the terms and conditions of the Agreement and the Other Agreements, Bank shall, absent an Event of Default, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

  Up to eighty-five percent (85%) or such lesser sum as determined by Bank in its sole discretion of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts ; plus

  Up to sixty percent (60%) of the lower of the cost or market value of Borrower’s Eligible Inventory or Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00), whichever is less; plus

  Subject to subparagraph (2)(a) of this Exhibit A, Three Hundred Thousand and No/100 Dollars ($300,000.00) against Borrower's Equipment; plus

  Subject to subparagraph (2)(b) of this Exhibit A, Nine Hundred Twenty-Five Thousand and No/100 Dollars ($925,000.00) against that certain real property described in subparagraph (15)(a) of this Exhibit A; plus

  Subject to subparagraph (2)(c) of this Exhibit A, up to eighty percent (80%) of the purchase price of the Equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by Borrower from time to time to purchase new Equipment, or One Million and No/100 Dollars ($1,000,000.00), whichever is less; provided that, prior to any advance under this subparagraph, Borrower shall furnish to Bank an invoice and acceptance letter for the Equipment being purchased and shall have executed such documents and taken such other actions as Bank shall require to assure that Bank has a first perfected security interest in such Equipment; and further provided, that each advance under this subparagraph shall equal or exceed Two Hundred Thousand and No/100 Dollars ($200,000.00); minus

  Such reserves as Bank elects, in its sole discretion, to establish from time to time;

  provided, that the aggregate Loan Limit shall in no event exceed Six Million and No/100 Dollars ($6,000,000.00), except as such amount may be increased or decreased by Bank, in its sole discretion, from time to time.

(2)        AVAILABILITY REDUCTIONS:

  The availability described in subparagraph (1)(c ) of this Exhibit A shall be automatically curtailed by Five Thousand and No/100 Dollars ($5,000.00) per month, commencing on the thirtieth (30th) day following the date of disbursement under subparagraph (1)(c) of this Exhibit A and continuing on the corresponding day of each month thereafter, until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term; and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement.

  The availability described in subparagraph (1)(d) of this Exhibit A shall be automatically curtailed by Twelve Thousand Eight Hundred Forty-Seven and 22/100 Dollars ($12,847.22) per month, commencing on the thirtieth (30th) day following the date of disbursement under subparagraph (1)(d) of this Exhibit A and continuing on the corresponding day of each month thereafter, until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement.

  Borrower shall repay to Bank monthly an amount sufficient (assuming a like payment each month) to repay the entire principal amount of each advance made pursuant to subparagraph (1)(e) of this Exhibit A within forty-eight (48) months following the date of such advance. Such payments shall be made on the thirtieth (30th) day following the date of each such advance, and on the corresponding day of each month thereafter until the earliest to occur of (i) the date upon which each such advance is repaid in full, (ii) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement.

(3)        INTEREST RATE: Each Loan shall bear interest at the rate of three-fourths of one percent (3/4 of 1%) per annum in excess of Bank’s publicly announced prime rate (which is not intended to be Bank’s lowest or most favorable rate in effect at any time) (the “Prime Rate”) in effect from time to time, payable on the last business day of each month in arrears. Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. Upon the occurrence of an Event of Default, each Loan shall bear interest at the rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year.

(4)         FEES AND CHARGES:

  Facilities Fees:

  Borrower shall pay to Bank an annual facilities fee equal to three-fourths of one percent (3/4 of 1%) of the aggregate Loan Limit, which fee shall be fully earned by Bank and payable on the date that Bank makes its initial disbursement under this Agreement and on each anniversary of the date of this Agreement during the Original Term and any Renewal Term.

  Prepayment Fee:

  Notwithstanding the provisions of Paragraph 9 of the Agreement, if Borrower elects to terminate this Agreement prior to the termination date hereof,

  Borrower shall pay to Bank a prepayment fee equal to (i) three percent (3%) of the aggregate Loan Limit if this Agreement is terminated on or before the first anniversary of the date hereof; (ii) two percent (2%) of the aggregate Loan Limit if this Agreement is terminated after the first anniversary of the date hereof but on or before the second anniversary of the date hereof and (iii) one percent (1%) of the aggregate Loan Limit if this Agreement is terminated after the second anniversary of the date hereof but prior to the end of the Original Term or any year of any Renewal Term. Notwithstanding the foregoing, in the event Borrower or its Parent, during any year of the Original Term or any year of any Renewal Term, effectuates an initial public offering with respect to its stock and the proceeds of such sale prepays the Loans in full, then Borrower shall not be required to pay a prepayment fee.

ADDITIONS AND CHANGES TO COVENANTS:

(5)     PERMITTED SALES OF ASSETS OR STOCK AND DISPOSITION OF PROCEEDS: Notwithstanding the provisions of subparagraph 11(k) of the Agreement, Borrower may sell Equipment for a price and upon terms and conditions reasonably satisfactory to Bank; provided, that Borrower will immediately pay to Bank One Hundred percent (100%) of the proceeds of such sale, to be applied to the Liabilities in the manner provided in this Agreement; provided further, that the aggregate amount of such Equipment sold shall not exceed $25,000.00 in any fiscal year.

(6)      CASH FLOW COVERAGE RATIO: Borrower and Workstream Inc. shall not, on a consolidated basis, permit the Cash Flow Coverage Ratio for any Measurement Period to be less than 1.1:1. For purposes of this Paragraph (6) the following terms shall have the following meanings:

  “Capital Expenditures” shall mean, for any period, the sum of all cash capital expenditures of Borrower and Workstream Inc. on a consolidated basis (other than any such expenditures which are financed with debt) and which are capitalized for financial statement purposes in accordance with generally accepted accounting principles (“GAAP”). Capital Expenditures shall exclude (i) the proceeds of a casualty loss applied to the repair or replacement of the property affected by the casualty loss and (ii) the proceeds of any sale or disposition of any assets applied to the purchase or other acquisition of assets to be used in the business of the Borrower and Workstream Inc. on a consolidated basis.

  “Cash Flow Coverage Ratio” shall mean, for any period, the ratio of (x) EBIDTA to (y) all Capital Expenditures, plus the aggregate amount of interest (excluding accrued interest related to any debt to H S Morgan Limited Partnership subordinated to Bank as of the date hereof) on debt plus the aggregate amount of principal payments on long term debt (including, without limitation, capital leases) plus Taxes.

  “EBITDA” shall mean, for any period, the consolidated net income of Borrower and Parent (excluding extraordinary items) plus to the extent included in the calculation of net income all interest expense, income tax expense, depreciation and amortization (including amortization of goodwill or any other intangibles) all determined in accordance with GAAP.

  “Measurement Period” shall mean (a)(i), the period from April 1, 1997 to June 30, 1997, as of June 30, 1997 (ii) the period from April 1, 1997 to September 30, 1997, as of September 30, 1997 (iii) the period from April 1, 1997 to December 31, 1997, as of December 31, 1997 and (iv) the period from April 1, 1997 to March 31, 1998, as of March 31, 1998, and (b) for any fiscal quarter thereafter, as of last day of such quarter, the four (4) most recent full consecutive fiscal quarters of the Borrower and Workstream Inc. on a consolidated basis.

  “Taxes” for any period shall mean the current foreign, federal, state and local taxes on income for such period.

(7)     PERMITTED DIVIDENDS: Notwithstanding the provisions of subparagraph 11(l) of the Agreement and provided that (i) each such dividend payment is permitted under all applicable laws; and (ii) no Event of Default shall have occurred prior to, or would occur as a result of, any such dividend payment, Borrower may declare and pay to Workstream Inc. such dividends as are necessary to allow Workstream Inc. to make payments of interest to H S Morgan Limited Partnership under those certain promissory notes executed by Workstream Inc. in favor of H S Morgan Limited Partnership dated March 28, 1997; and provided further that such payments are permitted under the terms of that certain Subordination Agreement executed by H S Morgan Limited Partnership in favor of Bank, consented to by Borrower and dated March 28, 1997.

(8)     CHECKING ACCOUNT PROVISIONS: Borrower shall maintain its controlled disbursement account with Bank. Normal charges shall be assessed thereon. Although no compensating balance is required, Borrower must keep monthly balances in order to merit earnings credits which will cover Bank’s service charges for demand deposit account activities. Until such time as an Event of Default shall occurred, Borrower may maintain a payroll account at a financial institution acceptable to Bank.

(9)     TANGIBLE NET WORTH: Borrower and Workstream Inc. shall at all times maintain on a consolidated basis, a tangible net worth of not less than the Minimum Tangible Net Worth, as hereinafter defined. At all times from the date hereof through March 30, 1998, “Minimum Tangible Net Worth” shall equal a negative $1,500,000.00. From March 31, 1998 through March 30, 1999, Minimum Tangible Net Worth shall equal a negative $1,250,000.00. Thereafter, from March 31st of each year through March 30th of the following year, Minimum Tangible Net Worth shall be equal to Minimum Tangible Net Worth on the last day of the immediately preceding fiscal year plus $250,000.00;

ADDITIONS AND CHANGES TO DEFAULT PROVISIONS

(10)    CAPITAL CONTRIBUTION: In addition to the Events of Default specified in Paragraph 12 of the Agreement, it shall be an Event of Default hereunder if H S Morgan Limited Partnership does not convert to equity, on or before April 30, 1997, a minimum of Five Million and No/100 Dollars ($5,000,000.00) of indebtedness due from Workstream Inc.

(11)     CHANGE OF CONTROL DEFAULT: In addition to the Events of Default specified in Paragraph 12 of the Agreement, it shall be an Event of Default hereunder if Parent shall cease to own 100% of the issued and outstanding stock of Borrower, H S Morgan Limited Partnership shall cease to own at least 66 2/3% of the issued and outstanding stock of Parent (or at least 51% in the event of an initial public offering by Parent) and H S Morgan Corp shall cease to be the general partner of H S Morgan Limited Partnership.

(12)     CHANGE OF MANAGEMENT DEFAULT: In addition to the Events of Default specified in Paragraph 12 of the Agreement, it shall be an Event of Default hereunder if Ted Jaroszewicz, shall cease to be the CEO of Borrower.

OTHER PROVISIONS

(13)    PERMITTED LIENS: Bank acknowledges that the liens evidenced by the following filed financing statements and any amendments thereto, as said financing statements exist as of March, 1997, shall constitute Permitted Liens:

9121785; 9230124; 9230693; 9334835; 9338126; 959830; 9510825; 9602915; 9602916; 9604525; 9606299; AL81903; AH0078573; AH0078574; AH0085177; AK29961; AL82895; AL94467; AM76502; AM76503; AM96731; AN17226

In addition, the following shall also constitute Permitted Liens:

        (i)    pledges or deposits in connection with worker’s compensation, unemployment insurance and other social security legislation, or to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases or to secure statutory obligations or surety, appeal or stay bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business; and

        (ii)   liens for taxes not yet due or for taxes which are being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained.

(14)    INCONSISTENCY: In the event of an inconsistency between the terms of this Exhibit A and the terms of the Agreement, the terms of this Exhibit A shall control.

CONDITIONS TO CLOSING

(15)     ADDITIONAL CONDITIONS TO CLOSING: Bank shall be under no obligation to consummate the transactions contemplated by this Agreement until each of the conditions listed in this Paragraph (15) has been satisfied. Whenever a condition contained herein requires delivery of an agreement or other document to Bank, each such agreement or other document shall be in form and substance satisfactory to Bank in its sole discretion.

  Real Property as Collateral: Borrower shall convey, mortgage, assign, transfer and pledge to Bank those certain real properties commonly known as 3158 Production Drive, Fairfield, Ohio 45014 and 3168 Production Drive, Fairfield, Ohio (collectively the “Property”) and, if title to said Property is in a land trust, any beneficial interest relative thereto. In connection therewith, Borrower shall execute such documentation as Bank, in its sole discretion, deems necessary, including, without limitation, a Mortgage and Security Agreement or similar instrument, Assignment of Leases and Rents, Tenant Subordination, Tenant and Attornment Agreement and Collateral Assignment of Beneficial Interest. Borrower shall also provide Bank with a copy of all leases, if any, relative to said Property. Borrower shall furnish Bank (i) a current spotted plat of survey of the Property prepared by an Ohio Licensed Surveyor prepared in accordance with ALTA standards and certified in favor of Bank setting forth: (a) all easements, rights of way and other encumbrances and matters of record affecting or appurtenant to the Property; (b) the established building line(s) and side yard line(s), if any; (c) the line of the street or streets abutting the Property or any portion thereof; (d) any and all encroachments (and the extent thereof in feet and inches) upon the Property or any easement appurtenant thereto; (e) all improvements on the Property; and (f) the area of the Property; and (ii) a commitment for an ALTA Mortgagee’s Policy of Title Insurance (the “Title Policy”) issued by a title insurance company acceptable to Bank (the “Title Company”) in such amount and with such exceptions and endorsements as Bank deems proper in its sole discretion. Said Title Policy shall include, without limitation, the following endorsements:

                  (i)     Comprehensive Endorsement;
                  (ii)     Zoning 3.1 (Completed Structure) Endorsement;
                  (iii)    Location Endorsement;
                  (iv)    Last Dollar Endorsement;
                  (v)     Variable Rate Endorsement;
                  (vi)    Future Advance, Revolving Credit Endorsement;
                  (vii)   Doing Business Endorsement;
                  (viii)  Access Endorsement;
                  (ix)    Survey Endorsement;
                  (x)    Usury Endorsement;
                  (xi)    Modified Fraudulent Conveyance Endorsement;
                  (xii)   Contiguity Endorsement; and
                  (xiii)   Tax Parcel Endorsement.

  Borrower shall furnish evidence satisfactory to Bank that the Property is not located in an area designated by the Secretary of Housing and Urban Development as having special flood hazards, or if it is so located, furnish satisfactory evidence that flood insurance is in effect.

  Borrower will cause to be performed an environmental audit of the Property in scope, and by an auditor, satisfactory to Bank, and the results of said audit shall be satisfactory to Bank in its sole discretion.

  Guaranties: Borrower shall cause to be executed in favor of Bank and delivered to Bank the Continuing Unconditional Guaranty of Workstream Inc. of any and all indebtedness of Borrower to Bank.

  Subordination Agreements: As of the date hereof, Borrower shall cause the indebtedness of Workstream Inc. to H S Morgan Limited Partnership in the minimal amount of $8,500,000.00 to be subordinated to the indebtedness of Workstream Inc. to Bank on terms acceptable to Bank in its sole discretion and shall cause such subordinated debtholder to execute and deliver to Bank a Subordination Agreement.

  Attorney's Opinion Letter: Borrower shall cause to be executed and delivered to Bank an Attorney's Opinion Letter.

EXHIBIT B - BUSINESS AND COLLATERAL LOCATIONS

        Attached to and made a part of that certain Loan and Security Agreement, as it may be amended in accordance with its terms from time to time, including all exhibits attached thereto (the “Agreement”) of even date herewith between _Hamilton Sorter Co., Inc. (“Borrower”) and LASALLE NATIONAL BANK (“Bank”).

A.     Borrower's Business Locations (please indicate which location is the principal place of business and at which locations originals and all copies of Borrower's books, records and accounts are kept).

  3158 Production Drive
  Fairfield, Ohio 45014
  (chief place of business/owned property)

B.     Other locations of Collateral (including, without limitation, warehouse locations, processing locations, consignment locations) and all post office boxes of Borrower. Please indicate the relationship of such location to Borrower (i.e. public warehouse, processor, etc.).

  3168 Production Drive
  Fairfield, Ohio 45014
  (owned property)

DEMAND NOTE

Executed as of the 28th day of                                                                                     No.1000180000
March, 1997 at Chicago, Illinois.

Amount $6,000,000.00

        FOR VALUE RECEIVED, the Undersigned (jointly and severally, if more than one) promises to pay to the order of LASALLE NATIONAL BANK (hereinafter, together with any holder hereof, called “Bank”), at the main office of the Bank, the principal sum of Six Million and No/100 Dollars ($6,000,000.00) plus the aggregate unpaid principal amount of all advances made by Bank to the Undersigned (or any one of them, if more than one) pursuant to and in accordance with Paragraph 2 of the Loan Agreement (as hereinafter defined) in excess of such amount, or, if less, the aggregate unpaid principal amount of all advances made by Bank to the Undersigned (or any one of them, if more than one) pursuant to and in accordance with Paragraph 2 of the Loan Agreement. The Undersigned (jointly and severally, if more than one) further promises to pay interest on the outstanding principal amount hereof on the dates and at the rates provided in the Loan Agreement from the date hereof until payment in full hereof.

        This Note is referred to in and was delivered pursuant to that certain Loan and Security Agreement, as it may be amended from time to time, together with all exhibits thereto, dated March 28, 1997, between Bank and the Undersigned (the “Loan Agreement”). All terms which are capitalized and used herein (which are not otherwise defined herein) shall have the meaning ascribed to such term in the Loan Agreement.

        The outstanding principal balance of the Undersigned’s liabilities to the Bank under this Note shall be payable pursuant to the terms of the Loan Agreement.

        The Undersigned (and each one of them, if more than one) hereby authorizes the Bank to charge any account of the Undersigned (and each one of them, if more than one) for all sums due hereunder. If payment hereunder becomes due and payable on a Saturday, Sunday or legal holiday under the laws of the United States or the State of Illinois, the due date thereof shall be extended to the next succeeding business day, and interest shall be payable thereon at the rate specified during such extension. Credit shall be given for payments made in the manner and at the times provided in the Loan Agreement. It is the intent of the parties that the rate of interest and other charges to the Undersigned under this Demand Note shall be lawful; therefore, if for any reason the interest or other charges payable hereunder are found by a court of competent jurisdiction, in a final determination, to exceed the limit which Bank may lawfully charge the Undersigned, then the obligation to pay interest or other charges shall automatically be reduced to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to the Undersigned.

        The principal and all accrued interest hereunder may be prepaid by the Undersigned, in part or in full, at any time; provided, however, that if Borrower prepays all of the Liabilities prior to the end of the Original Term or any Renewal Term, the Undersigned shall pay a prepayment fee as provided in the Loan Agreement.

        The Undersigned (and each one of them, if more than one) waives the benefit of any law that would otherwise restrict or limit Bank in the exercise of its right, which is hereby acknowledged, to set-off against the Liabilities, without notice and at any time hereafter, any indebtedness matured or unmatured owing from Bank to the Undersigned (or any one of them). The Undersigned (and each one of them, if more than one) waives every defense, counterclaim or setoff which the Undersigned (or any one of them) may now have or hereafter may have to any action by Bank in enforcing this Note and/or any of the other Liabilities, or in enforcing Bank’s rights in the Collateral and ratifies and confirms whatever Bank may do pursuant to the terms hereof and of the Loan Agreement and with respect to the Collateral and agrees that Bank shall not be liable for any error in judgment or mistakes of fact or law, except with respect to acts of gross negligence and wilful misconduct.

        The Undersigned, any other party liable with respect to the Liabilities and any and all endorsers and accommodation parties, and each one of them, if more than one, waive any and all presentment, demand, notice of dishonor, protest, and all other notices and demands in connection with the enforcement of Bank’s rights hereunder.

        The loan evidenced hereby has been made and this Note has been delivered at Chicago, Illinois. THIS NOTE SHALL BE GOVERNED AND CONTROLLED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS AS TO INTERPRETATION, ENFORCEMENT, VALIDITY, CONSTRUCTION, EFFECT, AND IN ALL OTHER RESPECTS, INCLUDING WITHOUT LIMITATION, THE LEGALITY OF THE INTEREST RATE AND OTHER CHARGES, and shall be binding upon the Undersigned (and each one of them, if more than one) and the Undersigned’s heirs, legal representatives, successors and assigns (and each of them, if more than one). If this Note contains any blanks when executed by the Undersigned (or any one of them, if more than one), the Bank is hereby authorized, without notice to the Undersigned (or any one of them, if more than one) to complete any such blanks according to the terms upon which the loan or loans were granted. Wherever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or be invalid under such law, such provision shall be severable, and be ineffective to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Note. If more than one party shall execute this Note, the term “Undersigned” as used herein shall mean all parties signing this Note, and each one of them, and all such parties, their respective heirs, executors, administrators, successors and assigns, shall be jointly and severally obligated hereunder.

        To induce the Bank to make the loan evidenced by this Note, the Undersigned (and each one of them, if more than one) (i) irrevocably agrees that, subject to Bank’s sole and absolute election, all actions arising directly or indirectly as a result or in consequence of this Note or any other agreement with the Bank, or the Collateral, shall be instituted and litigated only in courts having situs in the City of Chicago, Illinois, (ii) hereby consents to the exclusive jurisdiction and venue of any State or Federal Court located and having its situs in said city, and (iii) waives any objection based on forum non-conveniens. IN ADDITION, THE UNDERSIGNED (OR ANY ONE OF THEM, IF MORE THAN ONE) HEREBY WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING WHICH PERTAINS DIRECTLY OR INDIRECTLY TO THIS NOTE, THE LIABILITIES, THE COLLATERAL, ANY ALLEGED TORTIOUS CONDUCT BY THE UNDERSIGNED OR BANK OR WHICH IN ANY WAY, DIRECTLY OR INDIRECTLY, ARISES OUT OF OR RELATES TO THE RELATIONSHIP BETWEEN THE UNDERSIGNED AND BANK, waives personal service of any and all process, and consents that all such service of process may be made by certified mail, return receipt requested, directed to the Undersigned at the address indicated in the Bank’s records; and service so made shall be complete five (5) days after the same has been deposited in the U.S. mails as aforesaid.

        As used herein, all provisions shall include the masculine, feminine, neuter, singular and plural thereof, wherever the context and facts require such construction and in particular the word “Undersigned” shall be so construed.

        IN WITNESS WHEREOF, each of the Undersigned, if more than one, has executed this Note on the date above set forth.

(INDIVIDUAL(S) SIGN BELOW)         (CORPORATION OR PARTNERSHIP
                                             SIGN BELOW)

___________________________         Hamilton Sorter Co., Inc.
Name                                Name of Corporation or Partnership

___________________________         By_____________________________
Address                               Name and Title

___________________________         3158 Production Drive, Fairfield, Ohio 45014
                                    Address

___________________________         By_____________________________
Name                                           Name and Title

---------------------------         -------------------------------
Address                             Address

---------------------------         --------------------------------
================================================================================

FOR BANK USE ONLY

Officer's Initials:  __________
Approval: __________
November 26, 1997

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle National Bank, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:

  Subparagraph 11(q) of the Agreement is deleted in its entirety and the following is substituted in its place:

             (q)         Borrower shall not purchase or otherwise acquire (including, without limitation, acquisition by way of capitalized lease), or commit to purchase or acquire, any fixed asset if, after giving effect to such purchase or other acquisition, the aggregate cost of all such fixed assets purchased or otherwise acquired would exceed $2,000,000.00 in the aggregate during fiscal years 1998, 1999 and 2000 and $500,000.00 during any fiscal year thereafter; and

  Subparagraph (6)(a) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (a)         “Capital Expenditures” shall mean, for any period, the sum of all cash capital expenditures of Borrower and Workstream Inc. on a consolidated basis (other than any such expenditures which are financed with debt) and which are capitalized for financial statement purposes in accordance with generally accepted accounting principles (“GAAP”). Capital Expenditures shall exclude (i) the proceeds of a casualty loss applied to the repair or replacement of the property affected by the casualty loss; (ii) the proceeds of any sale or disposition of any assets applied to the purchase or other acquisition of assets to be used in the business of the Borrower and Workstream Inc. on a consolidated basis; and (iii) fifteen percent (15%) of the purchase price of Equipment financed by Bank under subparagraph (1)(e) of this Exhibit A.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE NATIONAL BANK,
a national banking association

By:________________________
Title:______________________

Accepted and agreed to this
8th day of December, 1997.

HAMILTON SORTER CO., INC.

By:_________________________________
Title:________________________________

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle National Bank.

WORKSTREAM INC.

By:_________________________________
Title:________________________________

Date: December 8, 1997
January 5, 1998

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle National Bank, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:

  Paragraph (7) of Exhibit A of the Agreement is amended to add the following provision:

  (7).(1) ONE-TIME PERMITTED DIVIDEND:

  Notwithstanding the provisions of subparagraph 11(l) of the Agreement and the provisions of that certain Subordination Agreement executed by Workstream Inc. in favor of Bank dated March 28, 1997 and consented to by Borrower and provided that (i) each such dividend payment is permitted under all applicable laws; (ii) no Event of Default shall have occurred prior to, or would occur as a result of, any such dividend payment, and (iii) such monies are downstreamed to New Maverick Desk, Inc. (“New Maverick”) as capital, Borrower may declare and pay to Workstream Inc. a one-time dividend payment in the amount of $350,000.00.

  Paragraph (12) of Exhibit A of the Agreement is amended to add the following provision:

  (12).(1) ADDITIONAL CROSS DEFAULT: In addition to the Events of Default specified in Paragraph 12 of the Agreement, it shall be an Event of Default hereunder if New Maverick shall fail to perform, keep or observe any of the covenants, conditions, promises, agreements or other obligations of New Maverick to Bank under any agreements now or hereafter existing between New Maverick and Bank, including, without limitation, that certain Loan and Security Agreement dated January 5, 1998, by and between Bank and New Maverick or in the event of the termination of said Loan and Security Agreement.

  Paragraph (15)(b) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

            b        Guaranties:

                     (i)        Bank shall retain the Continuing Unconditional Guaranty of Workstream Inc. of any and all indebtedness of Borrower to Bank.

                     (ii)        Borrower shall cause to be executed in favor of Bank and delivered to Bank the Continuing Unconditional Guaranty of New Maverick of any and all indebtedness of Borrower to Bank.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE NATIONAL BANK,
a national banking association

By:________________________
Title:______________________

Accepted and agreed to this
5th day of January, 1998.

HAMILTON SORTER CO., INC.

By:_________________________________
Title: Secretary/Treasurer

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle National Bank.

WORKSTREAM INC.

By:_________________________________
Title: Secretary/Treasurer

Date: January 5, 1998
January 16, 1998

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle National Bank, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:

  Paragraph (1) of Exhibit A of the Agreement is amended to add the following provision:

              (1).(1) LETTERS OF CREDIT: Subject to the terms and conditions of this Agreement, including Exhibit A, and the Other Agreements, during the Original Term or any Renewal Term, Bank may, in its sole discretion from time to time issue, upon Borrower’s request, Standby Letters of Credit; provided, that the aggregate undrawn face amount of all such Letters of Credit shall at no time exceed One Million and No/100 Dollars ($1,000,000.00). Bank’s contingent liability under the Letters of Credit shall automatically reduce, dollar for dollar, the amount which Borrower may borrow based upon the Loan Limit. Payments made by Bank to any Person on account of any Letter of Credit shall constitute Loans hereunder. At no time shall the aggregate of direct Loans by Bank to Borrower plus the contingent liability of Bank under the outstanding Letters of Credit be in excess of the Loan Limit. Borrower shall remit to Bank a Letter of Credit fee equal to one-fourth of one percent (1/4 of 1%) per month on the aggregate undrawn face amount of all Letters of Credit outstanding, which fee shall be payable monthly in arrears on each day that interest is payable hereunder. Borrower shall also pay on demand Bank’s normal and customary administrative charges for issuance of any Letter of Credit.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE NATIONAL BANK,
a national banking association

By:________________________
Title:______________________

Accepted and agreed to this
30th day of January, 1998.

HAMILTON SORTER CO., INC.

By:_____________________________
Title:____________________________

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle National Bank.

WORKSTREAM INC.

By:_____________________________
Title:____________________________

Date: January 30, 1998

NEW MAVERICK DESK, INC.

By:_____________________________
Title:____________________________

Date: January 30, 1998
October 27, 1998

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Re: Fourth Amendment

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle National Bank, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:
  Subparagraph 10(e) of the Agreement is deleted in its entirety and the following is substituted in its place:

          (e)        Borrower has not made, and shall not make, any loans or advances to any Affiliate or other Person except for payments to employees, officers and directors of Borrower for travel and other expenses arising in the ordinary course of Borrower’s business; provided, however, that such payments do not exceed $150,000.00 in the aggregate;

  Subparagraph 10(q)(v) of the Agreement is deleted in its entirety and the following is substituted in its place:

          (v)        incur other operating lease obligations requiring payments not to exceed $400,000.00 during any fiscal year of Borrower;

  Paragraph 11(o) of the Agreement is deleted in its entirety and the phrase "Intentionally Omitted" is substituted in its place.

  Subparagraph 11(q) of the Agreement is deleted in its entirety and the following is substituted in its place:

          (q)        Borrower shall not purchase or otherwise acquire (including, without limitation, acquisition by way of capitalized lease), or commit to purchase or acquire, any fixed asset if, after giving effect to such purchase or other acquisition, the aggregate cost of all such fixed assets purchased or otherwise acquired would exceed $1,104,000.00 in the aggregate during fiscal years 1999 and 2000 and $500,000.00 during any fiscal year thereafter; and

  Subparagraph (6)(c) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (c)        “EBITDA” shall mean, for any period, the consolidated net income of Borrower (excluding extraordinary items) plus to the extent included in the calculation of net income, all net interest expense, income tax expense (including payments to Workstream Inc. for consolidated income tax payments), depreciation and amortization (including amortization of goodwill or any other intangibles) all determined in accordance with GAAP.

  Paragraph (7) of the Exhibit A of the Agreement is amended to add the following provision:

          (7).(2)        PERMITTED DISTRIBUTIONS TO WORKSTREAM, INC. FOR TAXES: Notwithstanding the provisions of subparagraph 11(l) of the Agreement and the provisions of that certain Subordination Agreement executed by Workstream Inc. in favor of Bank dated March 28, 1997 and consented to by Borrower and provided that (a) Workstream, Inc. remains the Parent and taxpayer for consolidated federal income tax purposes; (b) an Event of Default has not occurred and will not occur as a result of the distribution; and (c) Borrower gives Bank sufficient documentation to verify compliance with this paragraph fifteen (15) days prior to the distribution, Borrower may distribute to Workstream, Inc. in excess, if any, of the Deemed Tax Due over the sum of all distributions previously made pursuant to this paragraph; provided, however, such distribution shall not exceed the actual cash tax liability owed to the applicable taxing authorities. Deemed Tax Due means the sum of the products of the taxable income or loss of Borrower and the Deemed Tax Rate (the product of a loss and the Deemed Tax Rate being a negative number), for each and every taxable period which falls in the period beginning in the date hereof and ending on the last day of the last period with respect to which tax (including estimated tax) is due. Deemed Tax Rate means the highest applicable federal corporate tax rate (but adjusting for deductibility of state income taxes).

  Paragraph (9) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (9)        TANGIBLE NET WORTH: Borrower shall at all times maintain a tangible net worth of not less than the Minimum Tangible Net Worth, as hereinafter defined. At all times from September 18, 1998 through March 30, 1999, “Minimum Tangible Net Worth” shall equal a negative $450,000.00. From March 31, 1999 through March 30, 2000, Minimum Tangible Net Worth shall equal a negative $200,000.00. Thereafter, from March 31st of each year through March 30th of the following year, Minimum Tangible Net Worth shall be equal to Minimum Tangible Net Worth on the last day of the immediately preceding fiscal year plus $250,000.00. “Tangible Net Worth” being defined for purposes of this subparagraph as Borrower’s shareholders’ equity (including retained earnings) less the book value of all intangible assets as determined solely by Bank on a consistent basis plus the amount of any LIFO reserve plus the amount of any debt subordinated to Bank, all as determined under generally accepted accounting principles applied on a basis consistent with the financial statement of Borrower dated July 31, 1998 except as set forth herein;

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE NATIONAL BANK,
a national banking association

By:________________________
Title:______________________

Accepted and agreed to this
28th day of October, 1998.

HAMILTON SORTER CO., INC.

By:_________________________________
Title: CEO & Treasurer

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle National Bank.

WORKSTREAM INC.

By:_________________________________
Title: Secretary

Date: October 28, 1998
July 26, 1999
Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Re: Fifth Amendment

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle Bank National Association formerly known as LaSalle National Bank, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

NOW,THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:

  Subparagraph 11(q) of the Agreement is deleted in its entirety and the following is substituted in its place:

          (q) Borrower shall not purchase or otherwise acquire (including, without limitation, acquisition by way of capitalized lease), or commit to purchase or acquire, any fixed asset if, after giving effect to such purchase or other acquisition, the aggregate cost of all such fixed assets purchased or otherwise acquired would exceed $493,000 during fiscal year 2000 and $500,000.00 during any fiscal year thereafter; and

  Paragraph (1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (1)        LOAN LIMIT: Subject to the terms and conditions of the Agreement and the Other Agreements, Bank shall, absent an Event of Default, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

          (a)        Up to eighty-five percent (85%) or such lesser sum as determined by Bank in its sole discretion of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts ; plus

          (b)        Up to sixty percent (60%) of the lower of the cost or market value of Borrower’s Eligible Inventory or Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00), whichever is less; plus

          (c)        Subject to subparagraph (2)(a) of this Exhibit A, Two Hundred Forty Four Thousand and No/100 Dollars ($244,000.00) against Borrower’s Equipment; plus

          (d)        Subject to subparagraph (2)(b) of this Exhibit A, Five Hundred Seventy Eight Thousand One Hundred Twenty Five and 06/100 Dollars ($578,125.06) against that certain real property described in subparagraph (15)(a) of this Exhibit A; plus

          (e)        Subject to subparagraph (2)(c) of this Exhibit A, up to eighty percent (80%) of the purchase price of the Equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by Borrower from time to time to purchase new Equipment, or One Million and No/100 Dollars ($1,000,000.00), whichever is less; provided that, prior to any advance under this subparagraph, Borrower shall furnish to Bank an invoice and acceptance letter for the Equipment being purchased and shall have executed such documents and taken such other actions as Bank shall require to assure that Bank has a first perfected security interest in such Equipment; and further provided, that each advance under this subparagraph shall equal or exceed Two Hundred Thousand and No/100 Dollars ($200,000.00); minus

          (f)        Such reserves as Bank elects, in its sole discretion, to establish from time to time; provided, that the aggregate Loan Limit shall in no event exceed Six Million and No/100 Dollars ($6,000,000.00), except as such amount may be increased or decreased by Bank, in its sole discretion, from time to time.

  Paragraph (4) of Exhibit A of the Agreement is amended to add the following provision:

          (4).(1) ORIGINAL TERM: The date of the Original Term set forth in Paragraph 9 of the Agreement is deleted and the date of March 28, 2001 is substituted in its place.

  Paragraph (9) of Exhibit A of the Agreement is amended to add the following provision:

          YEAR 2000: Borrower and its Subsidiaries have reviewed the areas within their business and operations which could be adversely affected by, and have developed or are developing a program to address on a timely basis, the “Year 2000 Problem” (that is, the risk that computer applications used by Borrower and its Subsidiaries may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date on or after December 31, 1999), and have made related appropriate inquiry of material suppliers and vendors. Based on such review and program, Borrower believes that the “Year 2000 Problem” will not have a material adverse effect on its business, assets or condition, financial or otherwise. From time to time, at the request of Bank, Borrower and its Subsidiaries shall provide to Bank such updated information or documentation as is requested regarding the status of their efforts to address the “Year 2000 Problem”.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE BANK NATIONAL ASSOCIATION,
F/K/A LASALLE NATIONAL BANK,
a national banking association

By:________________________
Title:______________________

Accepted and agreed to this
9th day of August, 1999.

HAMILTON SORTER CO., INC.

By:_________________________________
Title: CEO

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle National Bank.

WORKSTREAM INC.

By:_________________________________
Title: President

Date: August 9, 1999
February 22, 2000

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Re: Sixth Amendment

Gentlemen:

       Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle Bank National Association, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:
  Paragraph (1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (1)        LOAN LIMIT: Subject to the terms and conditions of the Agreement and the Other Agreements, Bank shall, absent an Event of Default, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

          (a)         Up to eighty-five percent (85%) or such lesser sum as determined by Bank in its sole discretion of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts; plus

          (b)         Up to sixty percent (60%) of the lower of the cost or market value of Borrower’s Eligible Inventory or Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00), whichever is less; plus

          (c)         Subject to subparagraph (2)(a) of this Exhibit A, Two Hundred Seventy-Five Thousand and No/100 Dollars ($275,000.00) against Borrower’s Equipment; plus

          (d)         Subject to subparagraph (2)(b) of this Exhibit A, One Million Thirty-Five Thousand and No/100 Dollars ($1,035,000.00) against that certain real property described in subparagraph (15)(a) of this Exhibit A; plus

          (e)         Subject to subparagraph (2)(c) of this Exhibit A, up to eighty percent (80%) of the purchase price of the Equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by Borrower from time to time to purchase new Equipment, or One Million and No/100 Dollars ($1,000,000.00), whichever is less; provided that, prior to any advance under this subparagraph, Borrower shall furnish to Bank an invoice and acceptance letter for the Equipment being purchased and shall have executed such documents and taken such other actions as Bank shall require to assure that Bank has a first perfected security interest in such Equipment; and further provided, that each advance under this subparagraph shall equal or exceed Two Hundred Thousand and No/100 Dollars ($200,000.00); plus

          (f)         Subject to subparagraph (2)(d) of this Exhibit A and, subject to compliance with Paragraph (14).(1) of this Exhibit A within ten (10) days of funding, up to Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00) as a Special Accommodation to be used solely for the purchase of the common stock of Kewaunee Scientific Corporation; minus

          (g)         Such reserves as Bank elects, in its sole discretion, to establish from time to time; provided, that the aggregate Loan Limit shall in no event exceed Six Million and No/100 Dollars ($6,000,000.00), except as such amount may be increased, or following the occurrence of an Event of Default, decreased by Bank, in its sole discretion, from time to time. For purposes of determining whether Borrower has received any advances against the availability set forth in subparagraph (1)(f) above, advances to Borrower shall first be deemed to be advanced against the availability set forth in subparagraphs (1)(a), (1)(b), (1)(c), (1)(d) and (1)(e) above (subject to any sublimits contained hereinabove) until the amount so advanced equals the availability under those subparagraphs, and then to the availability under subparagraph (1)(f) above (subject to any sublimits contained hereinabove).

  Paragraph (2) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (2)        AVAILABILITY REDUCTIONS:

          The availability described in subparagraph (1)(c) of this Exhibit A shall be automatically curtailed by Four Thousand Five Hundred Eighty-Three and 33/100 Dollars ($4,583.33) per month, commencing on February 28, 2000, and continuing on the corresponding day of each month thereafter, until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term; and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement.

          (b)         The availability described in subparagraph (1)(d) of this Exhibit A shall be automatically curtailed by Fourteen Thousand Three Hundred Seventy-Five and No/100 Dollars ($14,375.00) per month, commencing on February 28, 2000, and continuing on the corresponding day of each month thereafter, until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement.

          (c)         Borrower shall repay to Bank monthly an amount sufficient (assuming a like payment each month) to repay the entire principal amount of each advance made pursuant to subparagraph (1)(e) of this Exhibit A within forty-eight (48) months following the date of such advance. Such payments shall be made on the thirtieth (30th) day following the date of each such advance, and on the corresponding day of each month thereafter until the earliest to occur of (i) the date upon which each such advance is repaid in full, (ii) the end of the Original Term or any Renewal Term, if either party elects to terminate this Agreement as of the end of any such term and (iii) the date upon which this Agreement terminates pursuant to the provisions of Paragraph 9 of the Agreement.

          (d)         The availability described in subparagraph (1)(f) of this Exhibit A shall be automatically curtailed by Thirty-One Thousand Two Hundred Fifty and No/100 Dollars ($31,250.00) per month, commencing on the thirtieth (30th) day following the date of disbursement under subparagraph (1)(f) of this Exhibit A and continuing on the corresponding day of each month thereafter (or if there is no corresponding day, on the last day of such month) until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the date upon which demand for repayment of the Loans is made by Bank, on which date said availability shall be reduced in full; and (iii) the date upon which the Agreement terminates pursuant to the provisions of paragraph 9 of the Agreement, on which date said availability shall be reduced in full.

          (c)         Paragraph (3) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (3) INTEREST RATE:         (i) All Loans made pursuant to subparagraphs (1)(a), (1)(b), (1)(c), (1)(d) and (1)(e) of this Exhibit A shall bear interest at the rate of three-fourths of one percent (3/4 of 1%) per annum in excess of Bank’s publicly announced prime rate (which is not intended to be Bank’s lowest or most favorable rate in effect at any time) (the “Prime Rate”) in effect from time to time; and (ii) all Loans made pursuant to subparagraph (1)(f) of this Exhibit A shall bear interest at the rate of one percent (1%) per annum in excess of the Prime Rate in effect from time to time. Interest shall be payable on the last business day of each month in arrears. Said rates of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. Upon the occurrence of an Event of Default, each Loan shall bear interest at the rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year.

  Paragraph (4) of Exhibit A of the Agreement is amended to add the following provision:

          (c)         One-Time Transaction Fee: Borrower and New Maverick Desk, Inc. shall, jointly and severally, pay to Bank an aggregate transaction fee of Seventeen Thousand Five Hundred and No/100 Dollars ($17,500.00), which fee shall be fully earned by Bank and payable on the February 28, 2000.

  Paragraph (4).(1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (4).(1)         ORIGINAL TERM: The date of the Original Term set forth in Paragraph 9 of the Agreement is deleted and the date of March 28, 2002 is substituted in its place.

  Paragraph (7) of Exhibit A of the Agreement is amended to add the following provision:

          (7).(3)         PERMITTED STOCK ACQUISITION: Notwithstanding the provisions of subparagraph 11(m) of the Agreement, and provided, that (i) such stock acquisition is permitted under and Borrower complies with all applicable laws; (ii) no Event of Default shall have occurred prior to the time of, or would occur as a result of such stock acquisition, Borrower may purchase the common stock of Kewaunee Scientific Corporation; provided, that (i) the purchase price of the stock purchased shall not exceed One Million Seven Hundred Fifty Thousand and No/100 Dollars ($1,750,000.00) in the aggregate during calendar year 2000, (ii) Borrower shall pledge to Bank such stock purchased and execute and deliver to Bank such documents as Bank shall require, including but not limited to, a Pledge Agreement evidencing such pledge, together with all certificates evidencing the securities so pledged and stock powers relative thereto, executed in blank which shall be in form and substance satisfactory to Bank in its sole discretion, and (iii) Borrower shall cause to be executed and delivered to Bank an Attorney’s Securities Opinion Letter covering such stock purchased, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission.

  Paragraph (14) of Exhibit A of the Agreement is amended to add the following provision:

          (14).(1)        SECURITIES AS COLLATERAL: Borrower shall pledge to Bank 101,000 shares of Kewaunee Scientific Corporation’s common stock, and shall execute and deliver to Bank such documents as Bank shall require, including but not limited to, a Pledge Agreement evidencing such pledge, together with all certificates evidencing the securities so pledged and stock powers relative thereto, executed in blank which shall be in form and substance satisfactory to Bank in its sole discretion.

  Paragraph (15)(d) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (15)(d)        Attorney's Opinion Letters: Borrower shall retain the executed Attorney's Opinion Letter dated March 28, 1997 delivered to Bank. Borrower shall cause to be executed and delivered to Bank an additional Attorney’s Securities Opinion Letter covering Borrower’s purchase of the common stock of Kewaunee Scientific Corporation, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE BANK NATIONAL ASSOCIATION,
a national banking association

By:____________________________________
Title:___________________________________

Accepted and agreed to this
22nd day of February, 2000.

HAMILTON SORTER CO., INC.

By:_________________________________
Title: President

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle Bank National
Association.

NEW MAVERICK DESK, INC.

By:_________________________________
Title: Chief Executive Officer

Date: February 22, 2000

WORKSTREAM INC.

By:_________________________________
Title: Cheif Executive Officer

Date: February 22, 2000
May 31, 2000

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Re: Seventh Amendment

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle Bank National Association, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:
  Paragraph (1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (1)         LOAN LIMIT: Subject to the terms and conditions of the Agreement and the Other Agreements, Bank shall, absent an Event of Default, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

          (a)         Up to eighty-five percent (85%) or such lesser sum as determined by Bank in its sole discretion of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts; plus

          (b)         Up to sixty percent (60%) of the lower of the cost or market value of Borrower’s Eligible Inventory or Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00), whichever is less; plus

          (c)         Subject to subparagraph (2)(a) of this Exhibit A, Two Hundred Sixty-Five Thousand Eight Hundred Thirty-Three and 34/100 Dollars ($265,833.34) against Borrower’s Equipment; plus

          (d)         Subject to subparagraph (2)(b) of this Exhibit A, One Million Six Thousand Two Hundred Fifty and No/100 Dollars ($1,006,250.00) against that certain real property described in subparagraph (15)(a) of this Exhibit A; plus

          (e)         Subject to subparagraph (2)(c) of this Exhibit A, up to eighty percent (80%) of the purchase price of the Equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by Borrower from time to time to purchase new Equipment, or One Million and No/100 Dollars ($1,000,000.00), whichever is less; provided that, prior to any advance under this subparagraph, Borrower shall furnish to Bank an invoice and acceptance letter for the Equipment being purchased and shall have executed such documents and taken such other actions as Bank shall require to assure that Bank has a first perfected security interest in such Equipment; and further provided, that each advance under this subparagraph shall equal or exceed Two Hundred Thousand and No/100 Dollars ($200,000.00); plus

          (f)         Subject to subparagraph (2)(d) of this Exhibit A and, subject to compliance with Paragraph (14).(1) of this Exhibit A within ten (10) days of funding, up to Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00) as a Special Accommodation to be used solely for the purchase of the common stock of (i) Kewaunee Scientific Corporation; and (ii) TAB Products Company; minus

          (g)        Such reserves as Bank elects, in its sole discretion, to establish from time to time; provided, that the aggregate Loan Limit shall in no event exceed Six Million and No/100 Dollars ($6,000,000.00), except as such amount may be increased, or following the occurrence of an Event of Default, decreased by Bank, in its sole discretion, from time to time. For purposes of determining whether Borrower has received any advances against the availability set forth in subparagraph (1)(f) above, advances to Borrower shall first be deemed to be advanced against the availability set forth in subparagraphs (1)(a), (1)(b), (1)(c), (1)(d) and (1)(e) above (subject to any sublimits contained hereinabove) until the amount so advanced equals the availability under those subparagraphs, and then to the availability under subparagraph (1)(f) above (subject to any sublimits contained hereinabove).

  Subparagraph (2)(d) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (d)        The availability described in subparagraph (1)(f) of this Exhibit A shall be automatically curtailed by Thirty-One Thousand Two Hundred Fifty and No/100 Dollars ($31,250.00) per month, commencing on the thirtieth (30th) day following the date of disbursement under subparagraph (1)(f) of this Exhibit A and continuing on the corresponding day of each month thereafter (or if there is no corresponding day, on the last day of such month) until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the date upon which demand for repayment of the Loans is made by Bank, on which date said availability shall be reduced in full; and (iii) the date upon which the Agreement terminates pursuant to the provisions of paragraph 9 of the Agreement, on which date said availability shall be reduced in full.

  Paragraph (7).(3) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (7).(3)         PERMITTED STOCK ACQUISITION: Notwithstanding the provisions of subparagraph 11(m) of the Agreement, and provided, that (i) such stock acquisition is permitted under and Borrower complies with all applicable laws; (ii) no Event of Default shall have occurred prior to the time of, or would occur as a result of such stock acquisition, Borrower may purchase the common stock of (i) Kewaunee Scientific Corporation; and (ii) TAB Products Company; provided, that (X) the purchase price of the stock purchased shall not exceed One Million Seven Hundred Fifty Thousand and No/100 Dollars ($1,750,000.00) in the aggregate during calendar year 2000, (Y) Borrower shall pledge to Bank such stock purchased and execute and deliver to Bank such documents as Bank shall require, including but not limited to, a Pledge Agreement evidencing such pledge, together with all certificates evidencing the securities so pledged and stock powers relative thereto, executed in blank which shall be in form and substance satisfactory to Bank in its sole discretion, and (Z) Borrower shall cause to be executed and delivered to Bank an Attorney’s Securities Opinion Letter covering such stock purchased, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission.

  Paragraph (14).(1) of Exhibit A of the Agreement is deleted in its entirety and following is substituted in its place:

          (14).(1)        SECURITIES AS COLLATERAL: Borrower shall pledge to Bank (a) all shares of Kewaunee Scientific Corporation’s common stock; and (b) TAB Products Company’s common stock whether now owed or hereafter acquired, and shall execute and deliver to Bank such documents as Bank shall require, including but not limited to, a Pledge Agreement evidencing such pledge, together with all certificates evidencing the securities so pledged and stock powers relative thereto, executed in blank which shall be in form and substance satisfactory to Bank in its sole discretion.

  Paragraph (15)(d) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (15)(d)        Attorney’s Opinion Letters: Borrower shall retain the executed Attorney’s Opinion Letter dated March 28, 1997 delivered to Bank. Borrower shall cause to be executed and delivered to Bank an additional Attorney’s Securities Opinion Letter covering (i) Borrower’s purchase of the common stock of Kewaunee Scientific Corporation, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission; and (ii) Borrower’s purchase of the common stock of TAB Products Company, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE BANK NATIONAL ASSOCIATION,
a national banking association

By:____________________________________
Title:___________________________________

Accepted and agreed to this
31st day of May, 2000.

HAMILTON SORTER CO., INC.

By:_________________________________
   Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle Bank National
Association.

NEW MAVERICK DESK, INC.

By:_________________________________
   Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

Date: February 2, 2001

WORKSTREAM INC.

By:_________________________________
   Thaddeus S. Jaroszewicz
Title: President

Date: May 31, 2000
November 10, 2000

Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014

Re:Eighth Amendment (Revised)

Gentlemen:

        Hamilton Sorter Co., Inc., an Ohio corporation (“Borrower”) and LaSalle Bank National Association, a national banking association (“Bank”) have entered into that certain Loan and Security Agreement dated March 28, 1997 (the “Security Agreement”). From time to time thereafter, Borrower and Bank may have executed various amendments (each an “Amendment” and collectively the “Amendments”) to the Security Agreement (the Security Agreement and the Amendments hereinafter are referred to, collectively, as the “Agreement”). Borrower and Bank now desire to further amend the Agreement as provided herein, subject to the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

  The Agreement hereby is amended as follows:
  Subparagraph 10(e) of the Agreement is deleted in its entirety and the following is substituted in its place:

          (a)Provided that an Event of Default has not occurred and will not occur as a result of the advance, Borrower may make loans or advances to New Maverick Desk, Inc. or Workstream Inc., and to employees, officers and directors of Borrower for travel and other expenses arising in the ordinary course of Borrower's business;

          (b)Paragraph (1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (b)        LOAN LIMIT: Subject to the terms and conditions of the Agreement and the Other Agreements, Bank shall, absent an Event of Default, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

          (a)         Up to eighty-five percent (85%) or such lesser sum as determined by Bank in its sole discretion of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to Account Debtors in connection therewith) of Borrower’s Eligible Accounts; plus

          (b)         Up to sixty percent (60%) of the lower of the cost or market value of Borrower’s Eligible Inventory or Seven Hundred Fifty Thousand and No/100 Dollars ($750,000.00), whichever is less; plus

          (c)         Subject to subparagraph (2)(a) of this Exhibit A, Two Hundred Seventy-Five Thousand and No/100 Dollars ($275,000.00) against Borrower’s Equipment; plus

          (d)         Subject to subparagraph (2)(b) of this Exhibit A, One Million Thirty-Five Thousand and No/100 Dollars ($1,035,000.00) against that certain real property described in subparagraph (15)(a) of this Exhibit A; plus

          (e)         Subject to subparagraph (2)(c) of this Exhibit A, up to eighty percent (80%) of the purchase price of the Equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by Borrower from time to time to purchase new Equipment, or One Million and No/100 Dollars ($1,000,000.00), whichever is less; provided that, prior to any advance under this subparagraph, Borrower shall furnish to Bank an invoice and acceptance letter for the Equipment being purchased and shall have executed such documents and taken such other actions as Bank shall require to assure that Bank has a first perfected security interest in such Equipment; and further provided, that each advance under this subparagraph shall equal or exceed Two Hundred Thousand and No/100 Dollars ($200,000.00); plus

          (f)        Subject to subparagraph (2)(d) of this Exhibit A and, subject to compliance with Paragraph (14).(1) of this Exhibit A within ten (10) days of funding, up to fifty percent (50%) of the current market value of the common stock of (i) Kewaunee Scientific Corporation, and/or (ii) TAB Products Company, or One Million Five Hundred Thousand and No/100 Dollars ($1,500,000.00), whichever is less, as a Special Accommodation to be used solely for the purchase of such common stock; minus

          (g)        Such reserves as Bank elects, in its sole discretion, to establish from time to time; provided, that the aggregate Loan Limit shall in no event exceed Six Million and No/100 Dollars ($6,000,000.00), except as such amount may be increased, or following the occurrence of an Event of Default, decreased by Bank, in its sole discretion, from time to time. For purposes of determining whether Borrower has received any advances against the availability set forth in subparagraph (1)(f) above, advances to Borrower shall first be deemed to be advanced against the availability set forth in subparagraphs (1)(a), (1)(b), (1)(c), (1)(d) and (1)(e) above (subject to any sublimits contained hereinabove) until the amount so advanced equals the availability under those subparagraphs, and then to the availability under subparagraph (1)(f) above (subject to any sublimits contained hereinabove).

  Subparagraph (2)(d) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (d)         The availability described in subparagraph (1)(f) of this Exhibit A shall be automatically curtailed by Thirty-One Thousand Two Hundred Fifty and No/100 Dollars ($31,250.00) per month beginning April 30, 2001 and continuing on the corresponding day of each month thereafter (or if there is no corresponding day, on the last day of such month) until the earliest to occur of (i) the date on which said availability shall be reduced in full; (ii) the date upon which demand for repayment of the Loans is made by Bank, on which date said availability shall be reduced in full; and (iii) the date upon which the Agreement terminates pursuant to the provisions of paragraph 9 of the Agreement, on which date said availability shall be reduced in full.

  Paragraph (3) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (3)         INTEREST RATE: (i) All Loans made pursuant to subparagraphs (1)(a), (1)(b) and (1)(c) of this Exhibit A shall bear interest at the rate of one-fourth of one percent (1/4th of 1%) per annum in excess of Bank’s publicly announced prime rate (which is not intended to be Bank’s lowest or most favorable rate in effect at any time) (the “Prime Rate”) in effect from time to time; (ii) all Loans made pursuant to subparagraphs (1)(d) and (1)(e) of this Exhibit A shall bear interest at the rate of one-half of one percent (1/2 of 1%) per annum in excess of the Prime Rate in effect from time to time; and (iii) all Loans made pursuant to subparagraph (1)(f) of this Exhibit A shall bear interest at the rate of one percent (1%) per annum in excess of the Prime Rate in effect from time to time. Interest shall be payable on the last business day of each month in arrears. Said rates of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. Upon the occurrence of an Event of Default, each Loan shall bear interest at the rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year.

  Subparagraph (4)(a) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (a)         Facilities Fees: Borrower shall pay to Bank an annual facilities fee equal to one half of one percent (1/2 of 1%)of the aggregate Loan Limit, which fee shall be fully earned by Bank and payable on each anniversary of the date of this Agreement during the Original Term and any Renewal Term.

  Paragraph (4).(1) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (4).(1)        ORIGINAL TERM: The date of the Original Term set forth in Paragraph 9 of the Agreement is deleted and the date of March 31, 2004 is substituted in its place.

  Paragraph (7).(2) of the Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (7).(2)        PERMITTED DISTRIBUTIONS: Notwithstanding the provisions of subparagraph 11(l) of the Agreement and the provisions of that certain Subordination Agreement executed by Workstream Inc. in favor of Bank dated March 28, 1997 and consented to by Borrower, and provided that (a) Workstream, Inc. remains the Parent and taxpayer for consolidated federal income tax purposes; (b) an Event of Default has not occurred and will not occur as a result of the distribution; (c) Borrower gives Bank sufficient documentation to verify compliance with this paragraph fifteen (15) days prior to the distribution, and (d) the distribution must be used for the general corporate use of either New Maverick Desk, Inc. or Workstream Inc., Borrower may make distributions to Workstream, Inc. or New Maverick Desk, Inc.

  Paragraph (7).(3) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (7).(3)         PERMITTED STOCK ACQUISITION: Notwithstanding the provisions of subparagraph 11(m) of the Agreement, and provided, that (i) such stock acquisition is permitted under and Borrower complies with all applicable laws; (ii) no Event of Default shall have occurred prior to the time of, or would occur as a result of such stock acquisition, Borrower may purchase the common stock of (a) Kewaunee Scientific Corporation, and/or (b) TAB Products Company; provided, that (X) the purchase price of the stock purchased shall not exceed Three Million and No/100 Dollars ($3,000,000.00) in the aggregate, (Y) Borrower shall pledge to Bank such stock purchased and execute and deliver to Bank such documents as Bank shall require, including but not limited to, a Pledge Agreement evidencing such pledge, together with all certificates evidencing the securities so pledged and stock powers relative thereto, executed in blank which shall be in form and substance satisfactory to Bank in its sole discretion, and (Z) Borrower shall cause to be executed and delivered to Bank an Attorney’s Securities Opinion Letter covering such stock purchased, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission.

  Paragraph (14).(1) of Exhibit A of the Agreement is deleted in its entirety and following is substituted in its place:

          (14).(1)         SECURITIES AS COLLATERAL: Borrower has pledged to Bank and Bank shall retain all shares of Kewaunee Scientific Corporation and TAB Products Company common stock, whether now >owed or hereafter acquired by Borrower, and Borrower has executed and delivered to Bank such documents as Bank has required, including but not limited to, Pledge Agreements evidencing such pledges, together with all certificates purchased to date evidencing the securities so pledged and stock powers relative thereto, executed in blank and in form and substance satisfactory to Bank in its sole discretion. Borrower shall deliver to Bank any such additional certificates purchased evidencing securities so pledged, together with such documents as Bank shall require in its sole discretion.

  Subparagraph (15)(d) of Exhibit A of the Agreement is deleted in its entirety and the following is substituted in its place:

          (d)         Attorney’s Opinion Letters: Borrower shall retain the executed Attorney’s Opinion Letter dated March 28, 1997 delivered to Bank. Borrower shall cause to be executed and delivered to Bank an additional Attorney’s Securities Opinion Letter covering Borrower’s purchase of the common stock of Kewaunee Scientific Corporation and/or TAB Products Company, together with copies of any and all forms or disclosures filed with the Securities Exchange Commission.

  This Amendment shall not become effective until fully executed by all parties hereto.

  Except as expressly amended hereby and by any other supplemental documents or instruments executed by either party hereto in order to effectuate the transactions contemplated hereby, the Agreement and Exhibit A thereto hereby are ratified and confirmed by the parties hereto and remain in full force and effect in accordance with the terms thereof.

LASALLE BANK NATIONAL ASSOCIATION,
a national banking association

By:____________________________________
Title:___________________________________

Accepted and agreed to this
10th day of November, 2000.

HAMILTON SORTER CO., INC.

By:_________________________________
   Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

Consented and agreed to by the following
guarantor(s) of the obligations of Hamilton
Sorter Co., Inc. to LaSalle Bank National
Association.

NEW MAVERICK DESK, INC.

By:_________________________________
   Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

Date: November 10, 2000

WORKSTREAM INC.

By:_________________________________
   Thaddeus S. Jaroszewicz
Title: President

Date: November 10, 2000

EXHIBIT 3

HS Morgan Corp.
350 Park Avenue, 8th Floor
New York, New York 10022

January 26, 2001

Mr. Hans Wolf
Chairman of the Board
Tab Products Co.
2130 Gold Street
San Jose, California 95164-9061

Dear Mr. Wolf:

HS Morgan Limited Partnership (the “Partnership”), through its subsidiary Hamilton Sorter, owns 240,000 shares, or approximately 4.7% of Tab. We are interested in acquiring all of the outstanding shares of common stock of Tab that we do not currently own.

We propose that this acquisition be accomplished by means of a cash merger of Tab with a subsidiary of the Partnership. The shareholders of Tab, other than us, would receive merger consideration equal to $4.00 per share in cash. This price represents a premium of 46% over today’s closing price of $2.75 per share, and a 58% premium over the average of the last ten days’ closing price.

We envision that a merger agreement in form and substance customary for transactions of this sort would be entered into following: (i) the approval and recommendation by your Board of Directors; (ii) your receipt of an opinion from your independent financial advisor as to the fairness, from a financial point of view, of the proposed merger to the public shareholders of Tab; and (iii) approval by our Partnership’s governing body.

The merger would also be subject to, among other things, completion of due diligence, merger documentation satisfactory to both Tab and us, and final approval of our financing on terms and conditions satisfactory to us. In anticipation of, and in preparation for, the merger, we would expect Tab to operate in the ordinary course of business.

We and our legal advisors would like to meet with you, your Board of Directors and/or its legal and financial advisors at your earliest convenience to discuss this proposal and anything else that may be of interest to you. We look forward to hearing from you.

Sincerely,

/S/Thaddeus S. Jaroszewicz
________________________________
Thaddeus S. Jaroszewicz
President